PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 27, 1994)

                              8,700,000 PHONES(SM)

                              COMCAST CORPORATION
            EXCHANGEABLE EXTENDABLE SUBORDINATED DEBENTURES DUE 2029 (EXCHANGEABLE FOR CASH BASED ON VALUE OF AT&T CORP. COMMON STOCK, MATURITY
                         SUBJECT TO EXTENSION TO 2059)
                            ------------------------
       We have summarized below the terms of the Debentures we are offering, which we refer to as the PHONES. For more detail, you should read "Description of PHONES" in this prospectus supplement.

    - PRINCIPAL AMOUNT OF PHONES. Each PHONES is being issued in an original principal amount of $82.5625, the last reported sale price of one share of AT&T common stock as reported on the New York Stock Exchange on March 11, 1999. The minimum amount payable upon redemption or maturity of a PHONES, which we call the contingent principal amount, will initially be equal to the original principal amount. The contingent principal amount will be adjusted if AT&T changes its quarterly dividend or if there are special distributions on or in respect of the AT&T common stock.

    - EXCHANGEABILITY. Each PHONES is exchangeable, at your option, at any time following March 11, 2000 for an amount of cash, which we refer to as the early exchange ratio, equal to 95% of the market value of a share of AT&T common stock and any other publicly traded equity securities that may be distributed on or in respect of the AT&T common stock (or into which any such securities may be converted or exchanged). We refer to these securities collectively as the reference shares. If certain dilutive or anti-dilutive events occur with respect to those securities, the number and type of those securities that will be used to calculate the amount you will receive upon exchange, redemption or maturity of a PHONES will be adjusted to reflect those events.

    - QUARTERLY INTEREST PAYMENTS. We will pay interest quarterly in an amount equal to $.36121 per PHONES, or 1.75% per year of the original principal amount, plus the amount of the cash dividend paid on the reference shares attributable to each PHONES. We will also pay to holders of PHONES, as additional interest, the cash value of any property distributed on the reference shares (other than additional reference shares). We may, at our option, defer the payment of interest, other than additional interest, at any time prior to maturity for periods not to exceed five years, although this will result in an increase in the contingent principal amount of the PHONES and an increase in the early exchange ratio to 100%. During any deferral period, we generally may at our option, but are not obligated to, increase the amount of reference shares you get for each PHONES at an annual rate of 3.35%. If we elect to make this increase, we will be deemed current on that quarterly payment of interest.

    - OPTIONAL REDEMPTION OF THE PHONES. We may, at our option, redeem the PHONES at the redemption prices set forth in this prospectus supplement.

    - MATURITY. The PHONES will mature on May 15, 2029, unless the then current market price of the reference shares is greater than 150% of the contingent principal amount of the PHONES, in which case the maturity will be extended to May 15, 2059. If the maturity is extended, the early exchange ratio will be increased to 100%. At maturity you will be entitled to receive the higher of the contingent principal amount of the PHONES or the sum of the current market value of the reference shares on the maturity date plus any deferred quarterly payments of interest.

    - RANKING. The PHONES are unsecured, subordinated obligations of Comcast Corporation, ranking equally with all of Comcast Corporation's existing and future subordinated debt and trade obligations. As of December 31, 1998, we had $5.6 billion of debt senior, or effectively senior, to the PHONES.

       SEE "RISK FACTORS" BEGINNING ON PAGE S-6 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN EVALUATING AN INVESTMENT IN THE PHONES.
                            ------------------------
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PHONES or determined that this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                  PER PHONES             TOTAL
                                                                  ----------             -----
Public offering price*.....................................        $82.5625           $718,293,750
Underwriting commission to be paid by Comcast..............          $1.655            $14,398,500
Proceeds to Comcast........................................        $80.9075           $703,895,250

    -------------------
       * Plus accrued interest from March 17, 1999.

       The underwriters may also purchase up to an additional 1,300,000 PHONES at the public offering price, less underwriting commissions, within 30 days from the date of this prospectus supplement to cover over-allotments.
                            ------------------------
                              MERRILL LYNCH & CO.

CREDIT SUISSE FIRST BOSTON      GOLDMAN, SACHS & CO.         SALOMON SMITH BARNEY
BEAR, STEARNS & CO. INC.    DONALDSON, LUFKIN & JENRETTE  LAZARD FRERES & CO. LLC

                            ------------------------
           The date of this prospectus supplement is March 11, 1999.
---------------
(SM) Service Mark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
Summary Information -- Q&A..................................   S-3
Risk Factors................................................   S-6
Price Range and Dividend History of the AT&T Common Stock...   S-9
The Company.................................................   S-9
Use of Proceeds.............................................  S-10
Ratio of Earnings to Fixed Charges..........................  S-10
Description of PHONES.......................................  S-10
Certain United States Federal Income Tax Considerations.....  S-17
Underwriting................................................  S-21
Experts.....................................................  S-23

PROSPECTUS
Incorporation of Certain Documents by Reference.............     2
Available Information.......................................     3
The Company.................................................     4
Certain Considerations......................................     4
Use of Proceeds.............................................     4
Dividend Policy.............................................     5
Ratios of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................     5
Description of Debentures...................................     6
Description of the Preferred Stock..........................    13
Description of Depositary Shares............................    14
Description of Common Stock.................................    16
Description of Warrants.....................................    17
United States Taxation......................................    18
Plan of Distribution........................................    26
Legal Opinions..............................................    27
Experts.....................................................    27

                            ------------------------

     In this prospectus supplement, the "Company," "we," "us" and "our" refer to Comcast Corporation and its subsidiaries. References to "you" and "your" refers to prospective investors in the PHONES prior to the sale of the PHONES and to holders of the PHONES after the sale of the PHONES. "PHONES(SM)" is a service mark of Merrill Lynch & Co., Inc.

     This prospectus supplement, the prospectus and the reports incorporated by reference into the prospectus that we have filed and will file with the Securities and Exchange Commission may contain forward looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that such forward looking statements involve risks and uncertainties which could cause results in the future to differ from those expressed in any such forward looking statements made by, or on behalf of us. The effects of legislative and regulatory changes; the potential for increased competition; technological changes; the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; pricing pressures which could affect demand for our services; our ability to expand our distribution; changes in labor, programming, equipment and capital costs; our continued ability to create or acquire programming and products that customers will find attractive; future acquisitions, strategic partnerships and divestitures; general business and economic conditions; and other risks detailed from time to time in our periodic reports filed with the Securities and Exchange Commission are factors, among others, that could cause actual results to differ materially from those expressed in any forward looking statements.

                           SUMMARY INFORMATION -- Q&A

     The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the PHONES. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the PHONES, as well as the tax and other considerations that may be important to you in making a decision about whether to invest in the PHONES. You should pay special attention to the "Risk Factors" section beginning on page S-6 of this prospectus supplement and the "Certain Considerations" section beginning on page 4 of the accompanying prospectus to determine whether an investment in the PHONES is appropriate for you.

     For your convenience, we make reference to specific page numbers in this prospectus supplement and the accompanying prospectus for more detailed information on some of the terms and concepts used throughout this prospectus supplement.

WHAT ARE THE PHONES?

     The PHONES are a series of our Subordinated Debentures. Specific features of the PHONES are described in this prospectus supplement and general terms of our Subordinated Debentures are described in the accompanying prospectus. For a brief description of our business, see "The Company" on page S-9.

WHAT IS AT&T'S RELATIONSHIP TO THE PHONES?

     AT&T Corp. has no obligations whatsoever under the PHONES. We refer to AT&T Corp., a New York corporation, as AT&T. We refer to AT&T's Common Stock, par value $1.00 per share, as AT&T common stock. In describing the PHONES, AT&T common stock will initially comprise the reference shares, which also include any other publicly traded equity securities that may be distributed on the AT&T common stock, or into which any such securities may be converted or exchanged. In describing the PHONES, we refer to AT&T and any other company which may in the future become an issuer of reference shares as the reference company.

WHAT CAN YOU TELL ME ABOUT AT&T?

     According to publicly available documents, AT&T provides voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T is required to file reports and other information with the Securities and Exchange Commission. Copies of these reports and other information may be inspected and copied at the SEC offices specified under "Available Information" in the accompanying prospectus.

     This prospectus supplement relates only to the PHONES we are offering and does not relate to the AT&T common stock or other securities of AT&T. All disclosures contained in this prospectus supplement regarding AT&T are derived from the publicly available documents described in the preceding paragraph. We have not participated in the preparation of AT&T's documents nor made any due diligence inquiry with respect to the information provided in those documents. None of the underwriters has made any due diligence inquiry with respect to the information provided in AT&T's documents in connection with the offering of the PHONES. Neither we nor any of the underwriters represent that AT&T's publicly available documents or any other publicly available information regarding AT&T are accurate or complete. Furthermore, neither we nor any of the underwriters can provide you with any assurance that all events occurring prior to the date of this prospectus supplement, including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph, that would affect the trading price of the AT&T common stock, and therefore the issue price of the PHONES, have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning AT&T could affect the trading prices of the PHONES.

     We, our affiliates and the underwriters do not make any representation to you as to the performance of AT&T, the AT&T common stock or any other securities of AT&T.

WHEN WILL I RECEIVE QUARTERLY INTEREST PAYMENTS?

     If you purchase the PHONES, you are entitled to receive quarterly interest payments in an amount equal to $.36121 per PHONES, or 1.75% per year of the original principal amount, plus the amount of the quarterly cash dividend paid on the reference shares attributable to each PHONES. Changes in the contingent principal amount will not affect the amount of the quarterly interest payment.

     Interest on the PHONES will accrue from the date we issue the PHONES. We will pay this interest quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning May 15, 1999, but subject to our right to defer payments of interest. Our payment on May 15, 1999, will equal the sum of $.23278 per PHONES, which is calculated to equal an annual rate of 1.75% on the original principal amount from the date of original issuance of the PHONES, plus the quarterly cash dividend paid on the reference shares between February 15 and May 15, 1999.

     We will also distribute to you as additional interest, any property, including cash (other than the quarterly cash dividend), distributed on the reference shares (other than publicly traded equity securities, which will themselves become reference shares). If any property that is not publicly traded is distributed on the reference shares, we will pay you the fair market value of that property as determined in good faith by our board of directors. We will distribute the property, or the cash value of the property, to you 20 business days after it is distributed on the reference shares.

WHEN CAN YOU DEFER PAYMENTS OF INTEREST?

     We can defer quarterly interest payments on the PHONES as many times as we want, but only for up to 20 consecutive quarterly periods. We cannot defer additional interest distributions at any time and we cannot defer quarterly interest payments if an event of default (see page 11 in the accompanying prospectus) under the PHONES has occurred and is continuing. A deferral of interest payments cannot extend, however, beyond the maturity date of the PHONES.

     If we defer quarterly payments of interest, the contingent principal amount of the PHONES will be increased by the amount of the deferral and the early exchange ratio will increase to 100%. Once we make all interest payments on the PHONES, with accrued interest at an annual rate of 3.35%, we can again postpone interest payments on the PHONES so long as no event of default under the PHONES has occurred and is continuing. During any deferral period, so long as the current market value of the reference shares exceeds the original principal amount of the PHONES we may at our option, but are not obligated to, increase the amount of reference shares you get for each PHONES at an annual rate of 3.35%. If we elect to make this increase, we will be deemed current on that quarterly payment of interest and will not increase the contingent principal amount.

WHEN WILL THE PHONES MATURE?

     The PHONES will mature on May 15, 2029, unless they are previously redeemed or exchanged or unless their maturity is extended.

     The maturity of the PHONES will be automatically extended to May 15, 2059, if on the date thirty business days prior to May 15, 2029 the current market value of the reference shares is at least 150% of the contingent principal amount of the PHONES.

WHAT WILL I RECEIVE AT MATURITY?

     At maturity you will be entitled to receive the higher of (a) the contingent principal amount of the PHONES or (b) the sum of the current market value of the reference shares on the maturity date plus any deferred quarterly payments of interest, plus, in either case, the final period distribution.

DO YOU HAVE THE RIGHT TO REDEEM THE PHONES PRIOR TO THEIR MATURITY?

     Yes. We may redeem all but not some of the PHONES at a redemption price equal to the sum of (a) the higher of the contingent principal amount of the PHONES or the sum of the current market value of the reference shares at the time of redemption plus any deferred quarterly payments of interest, plus, in either case, the final period distribution, and (b) $3.71531 if we redeem the PHONES prior to May 15, 2000, $2.47688 if we redeem the PHONES prior to May 15, 2001, $1.23844 if we redeem the PHONES prior to May 15, 2002, or zero if we redeem the PHONES any time on or after May 15, 2002.

DO THE PHONES HAVE ANTI-DILUTION PROTECTION FOR CHANGES IN THE REFERENCE SHARES?

     Yes. If certain dilutive or anti-dilutive events occur with respect to such securities, the number and type of such securities that will be used to calculate the amount you will receive upon exchange, redemption or maturity of PHONES will be adjusted to reflect such events. These adjustments are described in this prospectus supplement under "Dilution Adjustments."

WHEN CAN I EXCHANGE THE PHONES FOR CASH?

     At any time or from time to time, after March 17, 2000 (one year from the date of original issuance), you may exchange your PHONES for an amount of cash per PHONES equal to (a) 95% of the then current market value of a reference share or (b) 100% of the exchange market value of a reference share if the maturity of the PHONES is extended to May 15, 2059 or during a deferral of the quarterly interest payments on the PHONES.

WILL THE PHONES BE LISTED ON A STOCK EXCHANGE?

     We have agreed to use commercially reasonable efforts to have the PHONES listed on a national securities exchange, such as the New York Stock Exchange or the American Stock Exchange, or included on a national quotation system, such as Nasdaq. In our initial discussions with the NYSE, they informed us that they would apply equity-linked debt securities criteria to the PHONES, although we believe there are good arguments for subjecting the PHONES to the same criteria applicable to other optionally exchangeable debt securities. One criteria applicable to equity-linked debt securities, and not applicable to optionally exchangeable debt securities, is that the securities have a term to maturity of two to seven years. Since the PHONES have a minimum term to maturity of thirty years, they do not meet the NYSE's equity-linked debt security criteria.

     The AmEx and Nasdaq have equity-linked debt security criteria substantially identical to those of the NYSE. If none of the NYSE, AmEx or Nasdaq permit the listing of the PHONES, we will seek approval by the Securities and Exchange Commission of a rule change by the NYSE, AmEx or Nasdaq that would permit listing of the PHONES.

     We will make a public announcement prior to the date of any listing or the date we learn that we will be unable to list the PHONES. We cannot give you any assurance that the PHONES ultimately will be listed on the NYSE, AmEx or Nasdaq. Moreover, the listing of the PHONES will not ensure that a liquid trading market will be available for the PHONES.

IN WHAT FORM WILL THE PHONES BE ISSUED?
     The PHONES will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York or its nominee. This means that you will not receive a certificate for your PHONES. We expect that the PHONES will be ready for delivery through DTC on or about March 17, 1999.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES
FOR ME?

     The PHONES will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the PHONES.

     Each PHONES will constitute a contingent payment debt instrument. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the stated interest payment you receive. Any gain recognized by you on the sale or exchange of a PHONES will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the federal income tax consequences of the ownership of PHONES is described in this prospectus supplement under "Certain United States Federal Income Tax Considerations."

                                  RISK FACTORS

     You should consider carefully, in addition to the other information contained in this prospectus supplement and the prospectus, the following factors before purchasing the PHONES offered hereby.

RETURN ON PHONES DEPENDS ON AT&T COMMON STOCK

     The terms of the PHONES differ from those of ordinary debt securities because:

     - the interest payments on the PHONES may change depending upon the dividend policy of AT&T or any other reference company,

     - the PHONES are exchangeable for cash in an amount based on the then current market value of the reference shares, and

     - the contingent principal amount of the PHONES will be adjusted if the dividend rate on the reference shares changes.

Accordingly, the return that a holder of the PHONES will receive is not comparable to that of an ordinary fixed income debt security issued by us.

     The dividend policy of AT&T is entirely outside of our control. You should not expect that the dividend rate on the AT&T common stock will remain the same during the period the PHONES are outstanding.

     It is impossible to predict whether the price of AT&T common stock will rise or fall. Trading prices of AT&T common stock will be influenced by AT&T's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the New York Stock Exchange and the market segments of which AT&T is a part.

     We currently hold 26.6 million shares of AT&T common stock. We may hold a number of shares of AT&T common stock equal to the number of PHONES outstanding until maturity or redemption of the PHONES and sell such shares to pay the amount due upon exchange, maturity or redemption of the PHONES. Although no assurance can be given that such sales of the AT&T common stock will not adversely affect the market for the AT&T common stock or the amount due upon exchange, maturity or redemption, we have no reason to believe that any such sales will have this effect.

     You should read AT&T's publicly available documents for a discussion of the risks and uncertainties associated with AT&T.

EFFECT OF FLUCTUATIONS IN AT&T COMMON STOCK ON OUR REPORTED EARNINGS

     Applicable accounting rules require us to record any increase or decrease in the market value of the PHONES that result from changes in the market value of AT&T common stock to our statement of operations. Any increase or decrease in the market value of the PHONES will be recorded as subtractions from, or additions to, our reported net income. A significant increase in the market value of the PHONES would significantly decrease our reported net income. Similarly, a significant decrease in the market value of the PHONES would significantly increase our reported net income. These increases and decreases in reported investment income in our statement of operations will be non-cash in nature and will be reflected on our balance sheet as increases and decreases in long-term debt or other long-term liabilities.

     We currently record our investment in the AT&T common stock at its market value. Although we are not required to do so under the indenture, while the PHONES remain outstanding we may hold shares of AT&T common stock at least equal to the number of PHONES outstanding. If we do so, changes in the market value of these shares of AT&T common stock would approximately offset any changes in long-term debt or other long-term liabilities, resulting in no material effect on our reported stockholders' equity.

     We anticipate providing supplemental disclosure regarding our results of operations without giving effect to changes in our reported results of operations caused by fluctuations in the market value of the PHONES. We cannot anticipate, however, the effect our results of operations may have on the market price of the PHONES or on our ability to secure additional financing in the future.

LACK OF AFFILIATION BETWEEN COMCAST AND AT&T

     We are not affiliated with AT&T, other than as a holder of the AT&T common stock, and as of the date of this prospectus supplement we do not have any material non-public information concerning AT&T. Although we have no knowledge that any of the corporate events described below under

"Description of PHONES -- Dilution Adjustments" are currently being contemplated by AT&T, such corporate events are beyond our ability to control and are difficult to predict. Although we have no reason to believe the information concerning AT&T included or referred to herein is not reliable, neither we nor any of the underwriters warrant that there have not occurred events, not yet publicly disclosed by AT&T, that would affect either the accuracy or completeness of the information concerning AT&T included or referred to in this prospectus supplement. See "What can you tell me about AT&T?" in the "Summary Information -- Q&A" section of this prospectus supplement. AT&T is not involved in the offering of the PHONES and has no obligations with respect to the PHONES, including any obligation to take our interests (other than as a holder of the AT&T common stock) or of holders of the PHONES into consideration for any reason or under any circumstance. AT&T will not receive any of the proceeds of the offering of the PHONES and is not responsible for, and has not participated in, determining the timing of, prices for or quantities of the PHONES offered hereby. AT&T is not involved with the administration, marketing or trading of the PHONES nor in the preparation of this prospectus supplement and has no obligations with respect to the amount to be paid to holders of the PHONES upon exchange. Holders of the PHONES will not be entitled to any rights, including voting rights or any cash dividends, other than indirectly to the extent the payment of dividends affects the interest rate and principal amount of the PHONES, with respect to the AT&T common stock.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET FOR THE PHONES

     We cannot predict how the PHONES will trade in the secondary market or whether such market will be liquid or illiquid.

     We have agreed to use commercially reasonable efforts to have the PHONES listed on a national securities exchange, such as the New York Stock Exchange or the American Stock Exchange, or included on a national quotation system, such as Nasdaq. In our initial discussions with the NYSE, they informed us that they would apply their equity-linked debt securities criteria to the PHONES, although we believe there are good arguments for subjecting the PHONES to the same criteria applicable to other optionally exchangeable debt securities. One criteria applicable to equity-linked debt securities, and not applicable to optionally exchangeable debt securities, is that the securities have a term to maturity of two to seven years. Since the PHONES have a minimum term to maturity of thirty years, they do not meet the NYSE's equity-linked debt security criteria.

     The AmEx and Nasdaq have equity-linked debt security criteria substantially identical to those of the NYSE. If none of the NYSE, AmEx or Nasdaq permit the listing of the PHONES, we will seek approval by the Securities and Exchange Commission of a rule change by the NYSE, AmEx or Nasdaq that would permit listing of the PHONES.

     We will make a public announcement prior to the date of any listing or the date we learn that we will be unable to list the PHONES. We cannot give you any assurance that the PHONES ultimately will be listed on the NYSE, AmEx or Nasdaq. Moreover, the listing of the PHONES will not ensure that a liquid trading market will be available for the PHONES.

THE EXCHANGE RATE WILL NOT ADJUST FOR SOME DILUTIVE TRANSACTIONS INVOLVING THE REFERENCE SHARES

     If certain dilutive or anti-dilutive events occur with respect to the reference shares, the number and type of such securities that will be used to calculate the amount you will receive upon exchange of a PHONES will be adjusted to reflect such events. See "Description of PHONES -- Dilution Adjustments" in this prospectus supplement. These adjustments will not take into account various other events, such as offerings of the reference shares for cash, business acquisitions by a reference company with the reference shares, that may adversely affect the price of the reference shares and may adversely affect the trading price of and market value of the PHONES. We cannot assure you that a reference company will not make offerings of the reference shares or other equity securities or enter into such business acquisitions in the future.

FACTORS AFFECTING OUR FUTURE OPERATIONS

     The cable communications industry and the provision of programming content may be affected by, among other things:

     - changes in laws and regulations,

     - changes in the competitive environment,

     - changes in technology,

     - franchise related matters,

     - market conditions that may adversely affect the availability of debt and equity financing for working capital, capital expenditures or other purposes,

     - demand for the programming content we distribute or the willingness of other video program providers to carry our content, and

     - general economic conditions.

ABSENCE OF COVENANT PROTECTION; NO SECURITY INTEREST IN AT&T COMMON STOCK; SUBORDINATION

     The indenture will not limit our ability to incur additional indebtedness, or to grant liens on assets to secure indebtedness, to pay dividends or to repurchase shares of capital stock. The Indenture does not contain any provisions specifically intended to protect holders of the PHONES in the event of a future highly leveraged transaction involving us.

     The PHONES are subordinated obligations of Comcast Corporation and are not secured by any of our assets, including the shares of AT&T common stock that we currently own.

     Our obligations under the PHONES are subordinated. The subordination provisions in the Indenture provide that we may not make payment on the PHONES upon the default in payment in respect of our indebtedness ranking senior to the PHONES. At December 31, 1998, we had $5.6 billion of indebtedness ranking senior to the PHONES, including indebtedness of our subsidiaries which ranks effectively senior to the PHONES. The holders of approximately $1.1 billion of such indebtedness are also entitled to block payments to holders of PHONES, including distribution and payments upon exchange, if certain other events of default occur under the instruments governing this indebtedness.

COMPETITION

     AT&T recently acquired Tele-Communications, Inc. which is in the business of construction, acquisition, ownership and operation of cable television systems. In the future, we and AT&T may compete, directly or indirectly. There can be no assurance that any competition between us and AT&T would not adversely affect the price of AT&T common stock, the price of the PHONES or our financial results.

OTHER CONSIDERATIONS INCLUDING TAX CONSIDERATIONS

     It is suggested that if you are considering purchasing the PHONES, you should reach an investment decision only after consulting with your advisors as to the suitability of an investment in the PHONES in light of your particular circumstances. You should also consider the tax consequences of investing in the PHONES. You will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the stated interest payment you receive. Any gain recognized by you on the sale or exchange of a PHONES will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

           PRICE RANGE AND DIVIDEND HISTORY OF THE AT&T COMMON STOCK

     AT&T common stock is listed and traded on the NYSE under the symbol "T".

     The following table sets forth, for the calendar quarters indicated (ended March 31, June 30, September 30 and December 31), the range of high and low sales prices of AT&T common stock as reported on the NYSE Composite Tape and the regular quarterly dividend paid in each calendar quarter.

                                                                           AT&T
                                                                       COMMON STOCK
                                                              ------------------------------
                                                                                   QUARTERLY
                                                              HIGH       LOW       DIVIDEND
                                                              ----       ---       ---------
1997:
  First quarter.............................................  $42 5/8    $34 1/8     $0.33
  Second quarter............................................   38 1/2     30 3/4      0.33
  Third quarter.............................................   46 1/8     34          0.33
  Fourth quarter............................................   64         43          0.33
1998:
  First quarter.............................................   68 1/2     57 3/8      0.33
  Second quarter............................................   67 3/8     56 1/8      0.33
  Third quarter.............................................   61 3/8     48 3/8      0.33
  Fourth quarter............................................   79         56 3/16     0.33
1999:
  First quarter (through March 11)..........................   96 1/8     76 1/2      0.33

     The quarterly dividends described above do not include the dividend, in the form of shares of NCR Corporation, paid by AT&T in January 1997.

     See the cover of this prospectus supplement for the last reported sales price of AT&T common stock on the NYSE as of a recent date.

                                  THE COMPANY

     We are principally engaged both in developing, managing and operating hybrid fiber-coaxial broadband cable communications networks and in providing programming content, primarily through QVC, Inc., our electronic retailing subsidiary. We are currently the fourth-largest cable communications system operator in the United States and are in the process of implementing high-speed Internet access service and digital video applications to enhance the products available on our cable networks.

     Our consolidated cable operations served approximately 4.5 million subscribers and passed approximately 7.4 million homes in the United States as of December 31, 1998. We own interests in other cable communications companies serving more than 237,000 subscribers. We expect to complete transactions in 1999 that will give us an ownership and management interest in cable systems which, upon closing of certain pending transactions, will serve approximately
1.1 million subscribers.

     We provide programming content through our majority-owned subsidiaries, QVC and E! Entertainment Television, Inc., and through other programming investments, including Comcast SportsNet, The Golf Channel, Speedvision and Outdoor Life. Through QVC, we market a wide variety of products directly to consumers primarily on merchandise-focused television programs. As of December 31, 1998, QVC was available, on a full and part-time basis, to over 70 million homes in the United States, over 7.3 million homes in the United Kingdom and Ireland and over 14 million homes in Germany.

     We are a Pennsylvania corporation that was organized in 1969. We have our principal executive offices at 1500 Market Street, Philadelphia, PA 19102-2148. Our telephone number is (215) 665-1700. We also have a world wide web site at http://www.comcast.com. The information posted on our web site is not incorporated into this prospectus supplement.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering will be $703,445,000 ($808,625,000 if the underwriters exercise their over-allotment option in full). We will use the proceeds for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     In the table below, earnings consist of income (loss) from continuing operations before extraordinary items, income tax expense (benefit), equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense and capitalized interest.

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                    1998     1997     1996     1995      1994
                                                    -----    -----    -----    -----    ------
Ratio of Earnings to Fixed Charges................  5.54x    1.45x    1.45x    1.48x      --(1)

---------------
(1) Earnings were insufficient to cover Fixed Charges by $6.4 million for the year ended December 31, 1994.

                             DESCRIPTION OF PHONES

GENERAL

     The following description of the PHONES (referred to as the "Subordinated Debentures" in the accompanying prospectus) supplements and, to the extent inconsistent with, supersedes the general terms of the Debentures and Subordinated Debentures in the accompanying prospectus. The terms of the PHONES include those stated in the Subordinated Indenture, as supplemented by the First Supplemental Indenture dated as of March 15, 1999, executed by Comcast Corporation and the Trustee (the "indenture") under which the PHONES will be issued and those made part of that indenture by reference to the Trust Indenture Act of 1939, as amended. The PHONES are subject to all such terms, and you should read the indenture and the Trust Indenture Act for a statement of them. Although we have summarized certain provisions of the indenture below, this summary is not complete and is qualified in its entirety by reference to the indenture. A copy of the proposed form of indenture has been filed as an exhibit to the Registration Statement we have filed with the SEC that provides for the offering of the Subordinated Debentures.

     The indenture does not limit the aggregate principal amount of indebtedness which may be issued under it and provides that debt securities may be issued thereunder from time to time in one or more series. The PHONES constitute a separate series under the indenture.

     The PHONES will be unsecured, subordinated obligations of Comcast Corporation limited to 8,700,000 PHONES (10,000,000 PHONES if the Underwriters exercise their over-allotment option in full) and will mature on May 15, 2029, unless extended as described below. The principal amount of each PHONES will be payable at the office of the Paying Agent, initially the Trustee, in the Borough of Manhattan, The City of New York, and any other office of the Paying Agent maintained for such purpose.

INTEREST

     We will make quarterly interest payments in an amount equal to $.36121 per PHONES, or 1.75% per year of the original principal amount, plus the amount of the quarterly cash dividend paid on a reference share. Changes in the contingent principal amount will not affect the amount of the quarterly interest payment.

     Interest on the PHONES will accrue from the date we issue the PHONES. We will pay this interest quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning May 15, 1999, but subject to our right to defer quarterly payments of interest. Our payment per PHONES on May 15, 1999, will equal the sum of $.23278, which is calculated to equal an annual rate of 1.75% on the original principal amount from the date of original issuance of the PHONES, plus the quarterly cash dividend paid on the reference shares attributable to each PHONES between February 15 and May 15, 1999.

     We will also distribute, as additional interest on the PHONES, any property, including cash (other than the quarterly cash dividend), distributed on or with respect to the reference shares (other than publicly traded equity securities, which will themselves become reference shares). If any property that is not publicly traded is distributed on the reference shares, we will pay you the fair market value of that property as determined in good faith by our board of directors. We will distribute the property, or the cash value of the property, on the 20th business day after it is distributed on the reference shares to holders of the PHONES on the 10th business day after the date of distribution.

     If interest is payable on a date that is not a Business Day (as defined at the end of this paragraph), payment will be made on the next Business Day (and without any interest or other payment in respect of such delay). However, if the next Business Day is in the next calendar year, payment of interest will be made on the preceding Business Day. A "Business Day" means each day except Saturday, Sunday and any day on which banking institutions in The City of New York are authorized or required by law to close.

     Principal, premium, if any, and interest on the PHONES will be payable at the office or agency we maintain for such purpose within The City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the PHONES at their respective addresses set forth in the register of holders of PHONES; provided that all payments with respect to PHONES, the holders of which have given wire transfer instructions, on or prior to the relevant record date, to the paying agent, will be required to be made by wire transfer of immediately available funds to the accounts specified by such holders. Until we otherwise designate, our office or agency in New York will be the office of the Trustee maintained for such purpose. The PHONES will be issued in denominations of one PHONES and integral multiples thereof.

DEFERRAL OF INTEREST PAYMENTS

     If no event of default has occurred and is continuing under the PHONES, we can, on one or more occasions, defer quarterly interest payments on the PHONES for up to 20 consecutive quarterly periods. A deferral of interest payments cannot extend, however, beyond the maturity date of the PHONES. We cannot defer distributions of additional interest.

     If we defer quarterly payments of interest, the contingent principal amount of the PHONES will be increased by the amount of the deferral and the early exchange ratio will increase to 100%. Once we make all interest payments on the PHONES, with accrued interest at an annual rate of 3.35%, the contingent principal amount will be reduced by the amount of the deferral, the early exchange ratio will decrease to 95%, and we can again postpone interest payments as described above. During any deferral period, we may at our option, but are not obligated to, increase the amount of reference shares you get for each PHONES by an annual rate of 3.35%. If we elect to make this increase, we will be deemed current on that quarterly payment of interest and the holder of a PHONES shall have no further right to claim interest for that quarter.

     We will give the Trustee notice if we decide to defer interest payments on the PHONES and we will prepare a press release to be provided to DTC for dissemination through the DTC broadcast facility. We will give that notice one Business Day before the earlier of:

     - the record date for the next date interest on the PHONES is payable; or

     - the date we are required to give notice to the NYSE (or any other applicable self-regulatory organization) or to holders of the PHONES of the record date or the date any distribution is payable.

     We have no current intention of deferring interest payments on the PHONES.

PRINCIPAL AMOUNT

     The original principal amount per PHONES is equal to the purchase price thereof, or $82.5625. The minimum amount payable upon redemption or maturity of a PHONES (the "contingent principal amount") will initially be equal to the original principal amount. If the aggregate quarterly cash dividend paid on the reference shares for one PHONES is greater than $.33, the contingent principal amount will be reduced on a quarterly basis to the extent necessary so that the yield to the date of computation (including all quarterly interest payments and the fair market value of any additional interest payments) does not exceed 3.35%. In no event will the contingent principal amount be less than zero. The contingent principal amount will be increased on a quarterly basis to the extent that the aggregate quarterly cash dividend paid on the reference shares for one PHONES is less than $.33, which is the current quarterly dividend on a share of AT&T common stock.

     At maturity you will be entitled to receive the higher of (a) the contingent principal amount of the PHONES and (b) the sum of the current market value of the reference shares on the maturity date plus any unpaid quarterly payments of interest due on the PHONES, plus, in either case, the final period distribution.

     "Final period distribution" means, in respect of (a) the maturity date, a distribution determined in accordance with clauses (2), (3) and (4) below and
(b) a redemption date, a distribution determined in accordance with clauses (1),
(2), (3) and (4) below. In the case of a redemption date in connection with a Rollover Offering, the distribution determined in accordance with clause (4) shall be all dividends and distributions on or in respect of the reference shares which a holder of reference shares on the Pricing Date would be entitled to receive.

     (1) Unless (a) the scheduled redemption date of the PHONES is also a scheduled quarterly interest payment date or (b) quarterly interest has been deferred for the then current quarterly dividend period, an amount equal to an annual rate of 1.75% on the original principal amount of the PHONES from the most recent scheduled interest payment date to the date of redemption, plus

     (2) all dividends and distributions on or in respect of the reference shares declared by the applicable reference company and for which the record date falls during the period from the date of original issuance of the PHONES to the most recent scheduled interest payment date and which have not been distributed to holders of reference shares prior to the most recent scheduled interest payment date, plus

     (3) all dividends and distributions on or in respect of the reference shares which a holder of reference shares during the period from the most recent scheduled quarterly interest payment date to the date immediately preceding the first trading day of the averaging period is entitled to receive, plus

     (4) a distribution equal to the sum of, for each successive day in the averaging period that is anticipated on the first day of the averaging period to be a trading day, the amounts determined in accordance with the following formula:

               E x (1 - 0.05n)

          where:

               E = all dividends and distributions on or in respect of the reference shares which a holder of reference shares on the applicable day would be entitled to receive, provided that a record date that occurs on a day that is not a scheduled trading day shall be deemed to have occurred on the next preceding scheduled trading day; and

               n = the number of scheduled trading days that have elapsed in the averaging period with the first trading day of the averaging period being counted as zero.

     A holder of PHONES is only entitled to receive distributions determined in accordance with clauses (2), (3) or (4) to the extent actually distributed by the reference company. Cash amounts paid by a reference company on reference shares as described in clauses (2), (3) or (4) before the redemption date or the maturity date, as the case may be, will be paid on the redemption date or the maturity date, as the case may be. All other property distributed, or the cash value of the property, will be distributed within 20 business days after it is distributed on the reference shares.

EXCHANGE OPTION

     You may at any time after March 17, 2000 (one year from the date of original issuance) exchange a PHONES for an amount of cash equal to 95% (which we refer to as the "early exchange ratio") of the exchange market value of the related reference shares. If the maturity of the PHONES is extended to May 15, 2059, then you may exchange a PHONES at any time following May 15, 2029 for an amount of cash equal to the exchange market value of one reference share. We will pay you the amount due upon exchange as soon as reasonably practicable after you deliver an exchange notice to the Trustee, but in no event earlier than three Trading Days after the date of such notice or later than ten Trading Days after the date of such notice.

     "Exchange market value" means the Closing Price (as defined below) on the Trading Day (as defined below) following the date you deliver an exchange notice to the Trustee, unless more than 1,000,000 PHONES have been delivered for exchange on such date. If more than 1,000,000 PHONES have been delivered for exchange, then the exchange market value shall be the average Closing Price on the five Trading Days following such date. If more than 1,000,000 PHONES are delivered for exchange on any one day, we will give notice of that fact by issuing a press release prior to 9:00 a.m. New York City time on the next Trading Day, by providing notice to DTC for dissemination through the DTC broadcast facility and by providing notice to the Trustee. Our failure to provide these notices, however, will not affect the determination of exchange market value as described above.

     If the PHONES are held through DTC, you may exercise such right through the relevant direct participant in the DTC ATOP system. If the PHONES are held in certificated form, you may exercise such right as follows:

     - complete and manually sign an exchange notice in the form available from the Trustee and deliver such notice to the Trustee at the office maintained by the Trustee for such purpose,

     - surrender the PHONES to the Trustee,

     - if required, furnish appropriate endorsements and transfer documents, and

     - if required, pay all transfer or similar taxes.

     Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the redemption date with respect to the PHONES delivered for exchange.

     We currently hold 26.6 million shares of AT&T common stock. We may hold a number of shares of AT&T common stock equal to the number of PHONES outstanding until maturity or redemption of the PHONES and sell such shares to pay the amount due upon exchange, maturity or redemption of the PHONES. Although no assurance can be given that such sales of the AT&T common stock will not adversely affect the market for the AT&T common stock or the amount due upon exchange, maturity or redemption, we have no reason to believe that any such sales will have this effect.

REDEMPTION

     We may redeem all but not some of the PHONES at a redemption price equal to the sum of (a) the higher of the contingent principal amount of the PHONES or the sum of the current market value of the reference shares plus any deferred quarterly payments of interest, plus, in either case, the final period distribution, and (b) $3.71531 if we redeem the PHONES prior to May 15, 2000, $2.47688 if we redeem the PHONES prior to May 15, 2001, $1.23844 if we redeem the PHONES prior to May 15, 2002, or zero if we redeem the PHONES any time on or after May 15, 2002.

     The "current market value" (other than in the case of a Rollover Offering, which is described below) is defined as the average Closing Price per reference share on the twenty Trading Days (the "averaging period") immediately prior to (but not including) the fifth Business Day preceding the redemption date; provided, however, that for purposes of determining the payment required upon a redemption in connection with a Rollover Offering, "current market value" means the Closing Price per reference share on the Trading Day immediately preceding the date that the Rollover Offering is priced (the "Pricing Date") or, if the Rollover Offering is priced after 4:00 p.m., New York City Time, on the Pricing Date, the Closing Price per share on the Pricing Date, except that if there is not a Trading Day immediately preceding the Pricing Date or (where pricing occurs after 4:00 p.m., New York City Time, on the Pricing Date) if the Pricing Date is not a Trading Day, "current market value" means the market value per reference share as of the redemption date as determined by a nationally recognized independent investment banking firm retained by us. "Rollover Offering" means an offering or refinancing of the PHONES or sale of the reference shares effected not earlier than May 15, 2002 by means of a completed public offering or offerings (which may include one or more exchange offers) by us. The Trustee will notify you of any election to redeem your PHONES in connection with a Rollover Offering not less than 30 Business Days nor more than 60 Business Days prior to the redemption date.

     The "Closing Price" of any security on any date of determination means the closing sale price (or, if no Closing Price is reported, the last reported sale price) of such security (regular way) on the NYSE on such date or, if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, or if such security is not so listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market, or if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization. For purposes of determining the redemption price, the Closing Price of any security on any day prior to any "ex-dividend" date occurring during the relevant five Trading Day period for any dividend paid or to be paid with respect to such security shall be reduced by the amount of such dividend.

     A "Trading Day" is defined as a day on which the security, the Closing Price of which is being determined, (a) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (b) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security.

     We will give you 30 Business Days notice before any redemption of PHONES and will irrevocably deposit with the Trustee sufficient funds to pay the redemption amount for the PHONES being redeemed. Distributions to be paid on or before the redemption date for any PHONES called for redemption will be payable to the holders on the record dates for the related dates of distribution.

     Once notice of redemption is given and funds are irrevocably deposited, interest on the PHONES will cease to accrue on and after the date of redemption and all rights of the holders of the PHONES called for redemption will cease, except for the right of holders to receive the redemption amount (but without interest on such redemption amount), including, if applicable, the final period distribution.

     If any redemption date is not a Business Day, then the redemption amount will be payable on the next Business Day (and without any interest or other payment in respect of any such delay). However, if the next Business Day is in the next calendar year, the redemption amount will be payable on the preceding Business Day.

     If payment of the redemption amount for any PHONES called for redemption is improperly withheld or refused and not paid by us, interest on the PHONES will continue to accrue at an annual rate of 9.30% from the original redemption date scheduled to the actual date of payment. In this case, the actual payment date will be the redemption date for purposes of calculating the redemption amount. The final period distribution will be deemed paid on the original redemption date scheduled to the extent paid as set forth in the definition of "final period distribution" above.

     In compliance with applicable law (including the United States federal securities laws), we and our affiliates may, at any time, purchase outstanding PHONES by tender, in the open market, or by private agreement.

SUBORDINATION

     The PHONES are unsecured and are junior in right of payment to all our Senior Indebtedness (as we define below). This means that no payment on the Subordinated Notes may be made if:

     - any of our Senior Indebtedness is not paid when due, any applicable grace period with respect to any such non-payment default has ended and such default has not been cured or waived or ceased to exist; or

     - if the maturity of any of our Senior Indebtedness has been accelerated because of a default.

     In addition, the holders of certain Senior Indebtedness may block payments on the PHONES, including distributions and payments on exchange, upon the occurrence of other defaults under the instrument pursuant to which such Senior Indebtedness was issued.

     On any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, all principal of, premium, if any, and interest due or to become due on, all our Senior Indebtedness must be paid in full before the holders of the PHONES are entitled to receive or retain any payment. Once such Senior Indebtedness has been paid in full, the holders of the PHONES will assume the rights of the holders of our Senior Indebtedness to receive any remaining payments or distributions applicable to Senior Indebtedness until all amounts owing on the PHONES are paid in full.

Senior Indebtedness means:

     - principal, premium and interest on:

          (1) indebtedness for money borrowed by Comcast Corporation;

          (2) indebtedness for money borrowed by another person, in which Comcast Corporation has a controlling equity interest, and guaranteed directly or indirectly by Comcast Corporation; or

          (3) indebtedness constituting purchase money indebtedness for which Comcast Corporation is directly or contingently liable;

     - any obligation to purchase or guarantee indebtedness of, to supply funds to or invest in, another person in which Comcast Corporation has a controlling equity interest;

     - any obligation of Comcast Corporation to any person in respect of surety or similar bonds issued by such person in connection with entering into, renewing or extending any cable television franchise granted by a governmental authority or any construction in respect of any cable television system by Comcast Corporation or any other person in which Comcast Corporation has an equity interest or has the right to purchase an equity interest; and

     - all renewals, extensions or refundings of any such obligations, indebtedness and guarantees.

     Senior Indebtedness does not include any indebtedness that is by its terms junior or equal with the PHONES. The PHONES rank equally with all existing and future subordinated debt and trade obligations of Comcast Corporation.

     The PHONES do not limit our ability or that of our subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the PHONES. As of December 31, 1998, the total amount of Senior Indebtedness of Comcast and the total amount of indebtedness of Comcast's consolidated subsidiaries that would have effectively ranked senior to the PHONES would have been $5.6 billion.

AMOUNT PAYABLE UPON BANKRUPTCY

     Upon dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings in respect of Comcast Corporation, holders of the PHONES should be entitled to a claim against Comcast Corporation in an amount equal to the higher of (a) the contingent principal amount of the PHONES or (b) the sum of the current market value (without giving effect to the provisions relating to Rollover Offerings) of the reference shares plus any deferred quarterly payments of interest, plus, in either case, the final period distribution. Because of the subordination provisions contained in the indenture, the amount holders actually receive is likely to be substantially less than the amount of their claim.

DILUTION ADJUSTMENTS

     For purposes hereof "reference company" means AT&T and any other issuer of a reference share. A "reference share" means, collectively (a) one share of AT&T common stock and (b) each share of publicly traded equity securities received by a holder of a reference share in respect of such share of the AT&T common stock or other reference shares (either directly or as the result of successive applications of this paragraph) upon the following events: (i) the distribution on or in respect of a reference share in reference shares, (ii) the combination of reference shares into a smaller number of shares or other units, (iii) the subdivision of outstanding shares or other units of reference shares, (iv) the conversion or reclassification of reference shares by issuance or exchange of other securities, (v) any consolidation or merger of a reference company, or any surviving entity or subsequent surviving entity of a reference company (a "reference company successor"), with or into another entity (other than a merger or consolidation in which the reference company is the continuing corporation and in which the reference company common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of the reference company or another corporation), (vi) any statutory exchange of securities of reference company or any reference company successor with another corporation (other than in connection with a merger or acquisition and other than a statutory exchange of securities in which the reference company is the continuing corporation and in which the reference company common stock outstanding immediately prior to the statutory exchange is not exchanged for cash, securities or other property of the reference company or another corporation), and (vii) any liquidation, dissolution or winding up of the reference company or any reference company successor. As described above under "Interest," we will pay as additional interest to holders of the PHONES any property received in distribution on a reference share, unless it is also a reference share, in which case it shall become part of a reference share. Upon any distribution of fractional shares or units of securities, other than fractional reference shares, we will pay the holders cash in lieu of distribution of such fractional shares or other units.

     During the pendency of a bona fide tender offer for more than 50% of the reference shares, the early exchange ratio will increase to 100%. No other adjustments will be made in the case of a tender or exchange offer for all or any portion of the reference shares.

CALCULATIONS IN RESPECT OF THE PHONES

     We will be responsible for making all calculations called for under the PHONES. These calculations include, but are not limited to, determination of:

     - the contingent principal amount of the PHONES;

     - the current market value of reference shares;

     - the exchange market value of reference shares;

     - the final period distribution on the PHONES;

     - the cash value of any property distributed on the reference shares;

     - the composition of a reference share; and

     - the amount of accrued interest payable upon redemption or at maturity of the PHONES.

We must make all these calculations in good faith and our calculations are final and binding on holders of the PHONES, absent manifest error. We will provide a schedule of our calculations to the Trustee and the Trustee is entitled to rely upon the accuracy of our calculations, without independent verification.

BOOK-ENTRY-ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The PHONES will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. This means that we will not issue certificates to you for the PHONES. Each global security will be issued to DTC which will keep a computerized record of its participants (for example, a broker) whose clients have purchased the PHONES. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees and their successors may transfer a global security as a whole to one another.

     Beneficial interests in a global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("direct participants") deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc.

     When you purchase PHONES through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the PHONES on DTC's records. Since you do not actually own the PHONES, you are the beneficial owner. Your ownership interest will only be recorded on the direct (or indirect) participants' records. DTC has no knowledge of your individual ownership of the PHONES. DTC's records only show the identity of the direct participants and the amount of the PHONES held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. As a result, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

     Payments on the PHONES will be wired to DTC's nominee. We will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

     Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder. If less than all of the PHONES are being redeemed, DTC's practice is to choose by lot the amount of the interest of each direct participant to be redeemed. The direct participant will then use an appropriate method to allocate the redemption among its beneficial holders, like you.

     It is DTC's current practice, upon receipt of any payment of distributions or liquidation amount, to credit direct participants' accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with PHONES on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with PHONES held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, us or the Trustee.

     PHONES represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

     If the book-entry-only system is discontinued, the Trustee will keep the registration books for the PHONES at its corporate office and follow the practices and procedures discussed above.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Davis Polk & Wardwell, tax counsel to the Company, the following describes the material United States federal income tax consequences of the acquisition, ownership, exchange and disposition of PHONES to an initial holder purchasing PHONES at the "Issue Price." The "Issue Price" is the first price to the public at which a substantial amount of the PHONES is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary deals only with PHONES that are held as capital assets within the meaning of Section 1221 of the Code, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, tax-exempt entities, holders that hold PHONES as a part of a hedging transaction, straddle, conversion transaction or other integrated transaction, or U.S. Holders (as defined below) whose functional currency is not the United States dollar.

     THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE PHONES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PHONES, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAWS.

     "U.S. Holder" means a beneficial owner of PHONES that is, for United States federal income tax purposes, an individual citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source. "Non-U.S. Holder" means a beneficial owner that is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation, or a foreign estate or trust the fiduciary of which is a nonresident alien.

TAX CONSEQUENCES TO U.S. HOLDERS

     Interest Accrual on the PHONES. For U.S. federal income tax purposes, the PHONES will be subject to Treasury Regulations relating to contingent payment debt instruments (the "Contingent Payment Debt Regulations"). Under the Contingent Payment Debt Regulations, a U.S. Holder will be required to accrue interest income on the PHONES (in amounts described in the succeeding paragraph) regardless of whether such U.S. Holder uses the cash or accrual method of tax accounting. As a result, a U.S. Holder will be required to include interest in taxable income each year in excess of the stated interest received in that year.

     Under the Contingent Payment Debt Regulations, for each accrual period prior to and including the maturity date (or, if applicable, the extended maturity date) of the PHONES, the amount of interest that accrues, as original issue discount, on PHONES equals the product of (i) the "Adjusted Issue Price" (as of the beginning of the accrual period) and (ii) the "Comparable Yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the PHONES. The Adjusted Issue Price is the Issue Price of the PHONES, increased by any interest previously accrued and decreased by the amount of any Projected Payments (as defined in the succeeding paragraph) with respect to the PHONES. The Comparable Yield is the annual yield we would pay, as of the issue date, on a fixed-rate debenture with no exchange right or other contingent payment but with terms and conditions otherwise comparable to those of the PHONES. Amounts treated as interest under the Contingent Payment Debt Regulations are treated as original issue discount for all purposes of the Code.

     We have determined that the Comparable Yield is 9.30%, compounded quarterly. Under the Contingent Payment Debt Regulations, we are required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the PHONES. The Schedule must produce the Comparable Yield. Based on our determination of the Comparable Yield, the Schedule for the PHONES (assuming a principal amount of $82.5625 or with respect to each integral multiple thereof) consists of a payment of $.56 on May 15, 1999 and payments of stated interest equal to $.69 on all other interest payment dates and payment of a projected amount at the extended maturity date of the PHONES in 2059 (excluding the stated interest on the PHONES payable on such date), equal to $13,335.30. For U.S. federal income tax purposes, a U.S. Holder is required to use the Comparable Yield and the Schedule in determining its interest accruals and adjustments thereof in respect of the PHONES, unless such U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS").

     THE COMPARABLE YIELD AND THE SCHEDULE ARE NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF HOLDERS' INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE PHONES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE PHONES.

     Adjustments to Interest Accruals. If, during any taxable year, the sum of any actual payments with respect to PHONES for that taxable year (including, in the case of the taxable year which includes the maturity date (or, if applicable, the extended maturity date) of the PHONES, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "Net Positive Adjustment" under the Contingent Payment Debt Regulations, which will be treated as additional interest for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "Net Negative Adjustment" under the Contingent Payment Debt Regulations, which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the PHONES during prior taxable years (reduced to the extent such interest was offset by prior Net Negative Adjustments).

     Sale or Exchange of the PHONES. Upon the sale, exchange or retirement of PHONES (including, for instance, an exchange at the U.S. Holder's option for cash determined by reference to the value of AT&T common stock or the redemption of PHONES by us) prior to the maturity date (or, if applicable, the extended maturity date), the U.S. Holder will recognize gain or loss equal to the difference between the amount realized and the U.S. Holder's "Adjusted Basis." The Adjusted Basis will be the U.S. Holder's original basis in the PHONES, increased by the interest income previously included by the U.S. Holder with respect to the PHONES (determined without regard to any adjustments described in the preceding paragraph) and decreased by the amount of all prior Projected Payments with respect to the PHONES. Any gain upon sale or exchange of the PHONES will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income by the U.S. Holder with respect to the PHONES, and thereafter, capital loss. The distinction between capital loss and ordinary loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income.

     Extension of Maturity. An extension of the maturity date of the PHONES will not result in a taxable event to U.S. Holders.

     Backup Withholding. Certain noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of disposition of, the PHONES. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

     The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund; provided that the required information is furnished to the IRS.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Withholding. Under present United States federal income tax law, and subject to the discussion below concerning backup withholding, payments of principal, premium (if any) and interest

(including original issue discount) on the PHONES by us or any paying agent to any Non-U.S. Holder, and gain realized on the sale or exchange of such PHONES by a Non-U.S. Holder will be exempt from United States federal income or withholding tax (such exemption from withholding tax, the "Portfolio Interest Exemption"), provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; (iv) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (v) the AT&T common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PHONES certifies on IRS Form W-8, under penalties of perjury, that it is not a United States person and provides its name and address, and (i) such beneficial owner files such Form W-8 with the withholding agent or (ii), in the case of a PHONES held by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business holding the PHONES on behalf of the beneficial owner, such financial institution files with the withholding agent a statement that it has received the Form W-8 from the Holder and furnishes the withholding agent with a copy thereof. With respect to PHONES held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, unless a foreign partnership has entered into a withholding agreement with the IRS, for interest (including original issue discount) and disposition proceeds paid with respect to a PHONES after December 31, 1999, the foreign partnership will be required (and may be permitted earlier), in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements.

     If a Non-U.S. Holder of the PHONES is engaged in a trade or business in the United States, and if interest on the PHONES is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the PHONES in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     Estate Tax. Under Section 2105(b) of the Code, the PHONES held by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax as a result of such individual's death, provided that
(i) the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and (ii) at the time of such individual's death, payments with respect to such PHONES would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

     Backup Withholding and Information Reporting. Backup withholding (at the rate of 31%) will not apply to payments made by us or a paying agent on the PHONES if the certifications required by Sections 871(h) and 881(c) are received, provided in each case that we or such paying agent, as the case may be, does not have actual knowledge (and, with respect to payments made after December 31, 1999, does not have reason to know) that the payee is a United States person.

     Interest on the PHONES that is beneficially owned by a Non-U.S. Holder will be reported annually on IRS Form 1042-S, which must be filed with the IRS and furnished to such Non-U.S. Holder. Non-U.S. Holders of PHONES should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

GENERAL

     Based on the terms and conditions of a purchase agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative has severally agreed to purchase, the number of PHONES set forth opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                           PHONES
                        ------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  4,350,000
Credit Suisse First Boston Corporation......................    966,664
Goldman, Sachs & Co. .......................................    966,664
Salomon Smith Barney Inc. ..................................    966,664
Bear, Stearns & Co. Inc. ...................................    483,336
Donaldson, Lufkin & Jenrette Securities Corporation.........    483,336
Lazard Freres & Co. LLC.....................................    483,336
                                                              ---------
             Total..........................................  8,700,000
                                                              =========

     The underwriters are obligated to purchase all of the PHONES, if any PHONES are purchased.

     We have agreed with the underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters may be required to make.

     The underwriters have in the past and may in the future engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

     We will pay all of our expenses, estimated to be $450,000, associated with the offer and sale of the PHONES.

COMMISSIONS AND DISCOUNTS

     The underwriters will offer the PHONES directly to the public at $82 9/16 per PHONES. The underwriters may also offer the PHONES to certain securities dealers at the above mentioned offering price less a concession of $1.00 per PHONES. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per PHONES to certain brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The representative has advised us that it intends to make a market in the PHONES. However, the Representative is not obligated to do so and may discontinue market making at any time without notice. We can not give any assurance about the liquidity of the trading market for the PHONES.

OVER-ALLOTMENT OPTION

     The underwriters have an option to purchase up to 1,300,000 additional PHONES at the public offering price to cover over-allotments. The underwriters can exercise this option for a period of 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each underwriter will have a firm commitment, subject to some conditions, to purchase approximately the same percentage of any additional PHONES as the percentage of the PHONES initially offered that such underwriter has agreed to purchase.

LISTING

     Before this offering, there has been no established public trading market for the PHONES.

     We have agreed to use commercially reasonable efforts to have the PHONES listed on a national securities exchange, such as the New York Stock Exchange or the American Stock Exchange, or included on a national quotation system, such as Nasdaq. In our initial discussion with the NYSE, they informed us that they would apply their equity-linked debt securities criteria to the PHONES, although we believe there are good arguments for subjecting the PHONES to the same criteria applicable to other optionally exchangeable debt securities. One of the criteria applicable to equity-linked debt securities, and not applicable to optionally exchangeable debt securities, is that the security have a term to maturity of two to seven years. Since the PHONES have a minimum term to maturity of thirty years, they do not meet the NYSE's equity-linked debt security criteria.

     The AmEx and Nasdaq have equity-linked debt security criteria substantially identical to those of the NYSE. If none of the NYSE, AmEx or Nasdaq permit the listing of the PHONES, we will seek approval by the Securities and Exchange Commission of a rule change for the NYSE, AmEx or Nasdaq that would permit listing of the PHONES.

     We will make a public announcement prior to the date of any listing or the date we learn that we will be unable to list the PHONES. We cannot give you any assurance that the PHONES ultimately will be listed on the NYSE, AmEx or Nasdaq. Although the listing of the PHONES will not ensure that a liquid trading market will be available for the PHONES, failure to list the PHONES could adversely affect the trading market for the PHONES.

     In order to meet one of the requirements for listing the PHONES, the underwriters have agreed to sell the PHONES to a minimum of 400 beneficial holders. The representative has advised us that it intends to make a market in the PHONES. However, the representative is not obligated to do so and may discontinue market making at any time without notice. We can not give any assurance about the liquidity of the trading market for the PHONES.

NO SALES OF SIMILAR SECURITIES

     We have agreed that for 45 calendar days after the date of this prospectus supplement we will not directly or indirectly offer, sell, offer to sell, grant any option for the sale of or otherwise dispose of any PHONES, any securities convertible into or exchangeable for the PHONES or any equity securities substantially similar to the PHONES without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the sale of the PHONES, SEC rules permit the underwriters to engage in transactions that stabilize the price of the PHONES. These transactions may include purchases for the purpose of fixing or maintaining the price of the PHONES. The underwriters may also engage in transactions with respect to the AT&T common stock for the purpose of stabilizing the price of the PHONES.

     The underwriters may create a short position in the PHONES in connection with the offering. That means they may sell a larger number of the PHONES than is shown on the cover page of the prospectus supplement. If they create a short position, the underwriters may purchase PHONES in the open market to reduce the short position.

     If the underwriters purchase the PHONES to stabilize the price or to reduce their short position, the price of the PHONES could be higher than it might be if they had not made such purchases. The underwriters make no representation or prediction about any effect that these purchases may have on the price of the PHONES.

     The underwriters may suspend any of these activities at any time.

PENALTY BIDS

     The representative also may impose a penalty bid on certain underwriters and selling group members. This means that, if the representative purchases PHONES in the open market to reduce the underwriters' short position or to stabilize the price of the PHONES, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those PHONES as part of this offering.

                                 LEGAL MATTERS

     The legality of the PHONES will be passed upon for us by Arthur R. Block, Esquire, our Senior Deputy General Counsel. Certain legal matters with respect to the PHONES will be passed upon for us by Davis Polk & Wardwell and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     The financial statements and the related financial statement schedule of Comcast Corporation and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in the Annual Report on Form 10-K of the Company and incorporated by reference in the accompanying prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements of QVC, Inc. and subsidiaries, as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, have been audited by KPMG LLP, independent auditors, as stated in their report, which is included as an exhibit to the Annual Report on Form 10-K of the Company and incorporated herein by reference in reliance upon their authority as experts in accounting and auditing.

PROSPECTUS

                                      LOGO

               SENIOR DEBENTURES, SENIOR SUBORDINATED DEBENTURES,
    SUBORDINATED DEBENTURES, PREFERRED STOCK, CLASS A SPECIAL COMMON STOCK,
                       CLASS A COMMON STOCK AND WARRANTS

                         ------------------------------

    Comcast Corporation (the "Company") may offer and issue from time to time
(i) its senior debentures ("Senior Debentures"), senior subordinated debentures ("Senior Subordinated Debentures"), and subordinated debentures ("Subordinated Debentures") (collectively, the "Debentures"), (ii) shares of its Preferred Stock, no par value, which may be represented by depositary shares as described herein (the "Preferred Stock"), (iii) shares of its Class A Special Common Stock, par value $1.00 per share (the "Class A Special Common Stock"), (iv) shares of its Class A Common Stock, par value $1.00 per share (the "Class A Common Stock") or (v) Warrants to purchase Debentures, Preferred Stock, Class A Special Common Stock or Class A Common Stock or other securities or rights (the "Warrants"). The Debentures, Preferred Stock, Class A Special Common Stock, Class A Common Stock and Warrants are herein collectively referred to as the "Securities". The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Securities may be sold for U.S. dollars, foreign currency or currency units; amounts payable with respect to any Securities may likewise be payable in U.S. dollars, foreign currency or currency units -- in each case, as the Company designates. Debentures and Preferred Stock may be convertible and/or exchangeable for Securities or other securities or rights.

    Certain terms of any Debentures in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, where applicable, the specific designation (including whether senior, senior subordinated or subordinated and whether or not convertible and/or exchangeable), aggregate principal amount, purchase price, maturity, interest rate and time of payment of interest (if any), terms (if any) for the redemption, conversion or exchange thereof, listing (if any) on a securities exchange and any other specific terms of the Debentures. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock), listing (if any) on a securities exchange and whether the Company has elected to offer the Preferred Stock in the form of depositary shares. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, the number, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised.

    See "Certain Considerations" for information that should be considered by prospective investors.

    The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Warrants to be purchased, the purchase price of the Securities and the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                         ------------------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 27, 1994

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                         ------------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference the following documents heretofore filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

        1. Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1992, including Exhibit 28(1) thereto.

        2. Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

        3. Current Reports of the Company on Form 8-K filed on January 15, 1993, September 15, 1993 and November 15, 1993.

        4. Description of the Company's Class A Special Common Stock contained in a Registration Statement of the Company on Form 8-A dated November 4, 1986.

        5. Description of the Company's Class A Common Stock contained in a Registration Statement of the Company on Form 8-A dated April 14, 1973.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in a supplement or amendment hereto (or in any subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless specifically incorporated by reference into the information that the prospectus incorporates. Such written requests should be addressed as follows:

                   Comcast Corporation
                   1234 Market Street
                   Philadelphia, Pennsylvania 19107-3723
                   Attention: John R. Alchin, Senior Vice President and
                             Treasurer

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048, and copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.
                            ------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  THE COMPANY

     The Company is principally engaged in the development, management and operation of cable and cellular communications systems. The Company's consolidated and affiliated cable operations served more than 2,645,000 subscribers and passed approximately 4,280,000 homes at September 30, 1993. In addition, the Company owns 19.9% of Heritage Communications, Inc., a cable communications company serving approximately 1,000,000 subscribers and passing approximately 1,700,000 homes, and 40% of Garden State Cablevision L.P. ("Garden State"), a cable communications company serving approximately 190,000 subscribers and passing approximately 283,000 homes. The Company operates cellular telephone systems pursuant to licenses granted by the Federal Communications Commission ("FCC") for geographic markets in portions of Pennsylvania, New Jersey, Delaware and Illinois. The portion of the total population in the localities served by these cellular systems attributable to the Company's ownership interests is approximately 7,400,000 (based upon the 1993 Rand McNally Commercial Atlas and Marketing Guide).

     The Company, organized in 1969 under the laws of the Commonwealth of Pennsylvania, has its principal executive offices at 1234 Market Street, Philadelphia, Pennsylvania, 19107-3723 (215-665-1700).

                             CERTAIN CONSIDERATIONS

     Recent and Anticipated Losses; Increasing Negative Book Value. In recent years, the Company has experienced significant growth, principally through acquisitions. The effect of these acquisitions on the Company's results of operations has been and will be to increase significantly the Company's service income and expenses and is expected to result in substantial losses for the foreseeable future. Losses before extraordinary items and the cumulative effect of accounting changes in 1990, 1991 and 1992 and for the nine months ended September 30, 1992 and 1993, were $178,406,000, $155,572,000, $217,935,000,
$129,307,000 and $76,640,000, respectively. As a result of these losses and the effects of extraordinary items and the cumulative effect of accounting changes, the Company had a negative book value at September 30, 1993 of $853,008,000. It is anticipated that this negative book value will increase in future periods. It is not expected that the negative book value will significantly affect the way that the Company does business or its ability to obtain financing.

     The Company realized operating income before depreciation and amortization (generally referred to in the Company's industries as "operating cash flow") of $271,167,000, $309,250,000, $397,153,000, $282,936,000 and $460,246,000 for the
years ended December 31, 1990, 1991 and 1992, and for the nine months ended September 30, 1992 and 1993, respectively. As a result of the Company's operating income before depreciation and amortization, its existing cash balances, lines of credit and other financing resources, the Company believes that it will meet its current and long-term liquidity and capital requirements, including meeting its fixed charges.

     Factors Affecting Future Operations. The cable communications and cellular telephone industries, as well as the Company's future operations, may be affected by, among other things, (i) changes in government law and regulation,
(ii) changes in the competitive environment generally, (iii) changes in technology, and (iv) market conditions that may adversely affect the availability of debt and equity financing.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the Prospectus Supplement, the net proceeds from the sale of the Securities offered hereby will be used for working capital and general corporate purposes. Pending such application of the proceeds, the Company will invest the proceeds of this offering in certificates of deposit, United States government securities or certain other interest bearing securities.

                                DIVIDEND POLICY

     The Company began paying quarterly dividends on its Class A Common Stock in 1977. Since 1978, the Company has paid equal dividends on both the Class A Common Stock and the Class B Common Stock. Since December 1986, when the Class A Special Common Stock was issued, the Company has paid equal dividends on shares of all classes of its Common Stock. Since 1991, the Company has paid dividends aggregating $.14 per year per share of its Class A, Class A Special and Class B Common Stocks.

     It is the intention of the Board of Directors to continue to pay regular quarterly dividends on shares of all classes of its Common Stock; however, the declaration and payment of future dividends on the Common Stock and any preferred stock subsequently issued and their amounts will be determined by the Board of Directors from time to time based upon the earnings, financial condition and capital needs of the Company and other factors.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's historical ratio of earnings to combined fixed charges and preferred stock dividends (1):

                                          YEAR ENDED DECEMBER 31,                NINE MONTHS ENDED SEPTEMBER 30,
                                --------------------------------------------    ----------------------------------
                                1988      1989      1990      1991      1992          1992              1993
                                ----      ----      ----      ----      ----          ----              ----
Ratio of earnings to
  combined fixed charges and
  preferred stock dividends
  (2).......................      --(3)     --(3)     --(3)     --(3)     --(3)      --(3)             --(3)

------------------
(1) The Company currently has no shares of preferred stock outstanding.

(2) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of net earnings before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense, preferred stock dividend requirements of a subsidiary to an affiliate and capitalized interest.

(3) Earnings as defined in Note 2 were inadequate to cover combined fixed charges and preferred stock dividends for these periods. The amount of the coverage deficiency was $33,887,000, $75,454,000, $103,292,000, $59,408,000
    and $99,629,000 for the years ended December 31, 1988, 1989, 1990, 1991 and
    1992, respectively, and $62,265,000 and $41,812,000 for the nine months ended September 30, 1992 and 1993, respectively.

                           DESCRIPTION OF DEBENTURES

     The Company may offer under this Prospectus Senior Debentures, Senior Subordinated Debentures and Subordinated Debentures, any of which Debentures may be issued as convertible and/or exchangeable Debentures.

     The Debentures will represent unsecured general obligations of the Company, unless otherwise provided in the Prospectus Supplement. The Senior Debentures will be senior to all subordinated indebtedness of the Company, and pari passu with other unsecured, unsubordinated indebtedness of the Company. The Senior Subordinated Debentures will be subordinate in right of payment to the Senior Debentures and to certain other debt obligations of the Company, pari passu with certain other senior subordinated indebtedness of the Company and senior to certain subordinated indebtedness of the Company. The Subordinated Debentures will be subordinate in right of payment to the Senior Debentures, the Senior Subordinated Debentures and to certain other debt obligations of the Company and pari passu with certain other subordinated indebtedness of the Company.

     Substantially all of the Company's operations are conducted through subsidiaries and any right of the Company to receive assets of any of its subsidiaries upon liquidation or recapitalization of any such subsidiaries (and the consequent right of the Debentureholders to participate in those assets) will be subject to the claims of such subsidiaries' creditors. Even in the event that the Company is recognized as a creditor of a subsidiary, the Company's claims would still be subject to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that of the Company. The Company's ability to service its indebtedness, including the Debentures, is dependent primarily upon the receipt of funds from its subsidiaries. The subsidiaries are separate legal entities and have no obligation to pay any amounts due pursuant to the Debentures. Certain legal, contractual and business considerations limit the Company's ability to receive funds from its subsidiaries in the form of loans, dividends, management fees or otherwise.

     The Senior Debentures will be issued under an Indenture to be executed by the Company and Morgan Guaranty Trust Company of New York, as Trustee (the "Senior Indenture"); the Senior Subordinated Debentures will be issued under an Indenture between the Company and Morgan Guaranty Trust Company of New York, as Trustee (the "Senior Subordinated Indenture") dated as of October 17, 1991 as amended; and the Subordinated Debentures will be issued under an Indenture between the Company and Bankers Trust Company, as Trustee (the "Subordinated Indenture") dated as of February 20, 1991 as amended. In this Prospectus, the Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes collectively referred to as the Indentures and the Trustee under the Senior Indenture, the Trustee under the Senior Subordinated Indenture and the Trustee under the Subordinated Indenture are sometimes collectively referred to as the Trustees and individually as a Trustee. The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. As used in the Indentures and in this section, the term the "Company" means Comcast Corporation without reference to its consolidated subsidiaries.

GENERAL

     The Indentures do not limit the aggregate principal amount of Debentures which may be issued thereunder and provide that Debentures may be issued in one or more series, in such form or forms, with such terms and up to the aggregate principal amount authorized from time to time by the Company. (Sections 2.1; 2.2 of the Indentures). Unless otherwise provided in the Prospectus Supplement, the Debentures may be presented for registration of transfer and exchange and for payment or, if applicable, for conversion and/or exchange at the office of the applicable Trustee, unless the Company appoints a different office or agency for such purpose. (Section 4.2 of the Indentures). At the option of the Company, the payment of interest may also be made by check mailed to the address of the person entitled thereto as it appears in the Debenture register. (Section 4.1 of the Indentures).

     The applicable Prospectus Supplement will describe the following terms of any Debentures (the "Offered Debentures") in respect of which this Prospectus is being delivered (to the extent applicable to the Offered Debentures): (1) the designation (including whether they are Senior Debentures, Senior Subordinated Debentures or Subordinated Debentures and whether such Debentures are convertible and/or exchangeable), aggregate principal amount and authorized denominations, if other than denominations of $1,000 and any integral multiple thereof, of the Offered Debentures; (2) the percentage of the principal amount at which such Offered Debentures will be issued; (3) the date or dates (and whether fixed or extendable) on which the principal of the Offered Debentures is payable or the method of determination thereof; (4) the rate or rates at which the Offered Debentures will bear interest, if any, the method of calculating such rates, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable and the record dates for the determination of Debentureholders to whom interest will be payable; (5) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debentures will be payable; (6) any provisions relating to the issuance of the Offered Debentures at an original issue discount; (7) the price or prices at which, the period or periods within which, and the terms and conditions upon which the Offered Debentures may be redeemed, in whole or in part, at the option of the Company, pursuant to any sinking fund or otherwise (including the form or method of payment if other than in cash, which may include securities of other issuers); (8) the obligation, if any, of the Company to redeem, repay or purchase the Offered Debentures pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Debentureholder and the price or prices at which, the period or periods within which and the terms and conditions upon which the Offered Debentures will be redeemed, repaid or purchased, in whole or in part, pursuant to any such obligation (including the form or method of payment if other than in cash, which may include securities of other issuers), and any provisions for the remarketing of such Debentures; (9) if other than the principal amount thereof, the portion of the principal amount of the Offered Debentures which will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;
(10) any Events of Default in addition to or in lieu of those described herein and remedies therefor; (11) whether the Offered Debentures are convertible or exchangeable and, if so, the securities or rights into which the Offered Debentures are convertible or exchangeable (which may include other Debentures, Preferred Stock, Class A Common Stock, Class A Special Common Stock or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or exchangeable for securities of other issuers or a combination of the foregoing) and the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein; (12) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Offered Debentures; (13) the currency or currencies, including composite currencies, in which the Offered Debentures will be denominated if other than the currency of the United States of America; (14) if other than the coin or currency in which the Offered Debentures are denominated, the coin or currency in which payment of the principal of, premium, if any, or interest on the Offered Debentures will be payable; (15) if the principal of, premium, if any, or interest on the Offered Debentures are to be payable, at the election of the Company or a holder thereof, in a coin or currency other than that in which the Offered Debentures are denominated, the period or periods within which, and terms and conditions upon which, such election may be made; (16) if the amount of payments of principal of, premium, if any, and interest on the Offered Debentures may be determined with reference to the value, rate or price of one or more specified commodities, currencies or indices, the manner in which such amounts shall be determined; (17) whether and under what circumstances the Company will pay additional amounts on the Offered Debentures held by a person who is not a United States of America person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debentures rather than pay such additional amounts; (18) if receipt of certain certificates or other documents or satisfaction of other conditions will be necessary for any purpose, including, without limitation, as a condition to the issuance of the Offered Debentures in definitive form (whether upon original issue or upon exchange of a temporary Debenture), the form and terms of such certificates, documents or conditions; (19) any other affirmative or negative covenants with respect to the Offered Debentures; (20) whether the Offered Debentures will be issued in whole or in part in the form of one or more Global Debentures and, in such case, the Depositary therefor and the circumstances under which any Global Debenture may be exchanged for Offered Debentures registered in the name of, and under which any transfer of such Global Debenture may be registered in the name of, any person other than the Depositary; and (21) any other specific terms of the Offered Debentures. (Section 2.2 of the Indentures).

     The Debentures will be exchangeable or transferable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.6;
2.10 of the Indentures).

     Debentures may be issued and sold at a substantial discount below their principal amount or their redemption value. (Section 2.2 of the Indentures). If so issued, special federal income tax and other considerations applicable thereto, other than those described herein, will be described in the Prospectus Supplement relating thereto.

SUBORDINATION

     The Subordinated Debentures will be subordinated and subject, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness as defined in the Subordinated Indenture. (Section 3.1 of the Subordinated Indenture). Senior Indebtedness is defined in the Subordinated Indenture as (a) the principal of and premium, if any, and interest on: (i) all indebtedness for money borrowed by the Company, whether outstanding on the date of the Indenture or thereafter created or incurred (other than the indebtedness with which the Subordinated Debentures will be pari passu, as described below); (ii) all indebtedness for money borrowed by another person, in which the Company has an equity interest or has the right to purchase an equity interest, and guaranteed directly or indirectly by the Company (whether such guarantee is outstanding on the date of the Indenture or thereafter created or incurred); and (iii) all indebtedness constituting purchase money indebtedness (as defined) for the payment of which the Company is directly or contingently liable (whether outstanding on the date of the Indenture or thereafter created or incurred); (b) any obligation to purchase or guarantee indebtedness of, to supply funds to or invest in, another person in which the Company has an equity interest or has the right to purchase an equity interest (whether such obligation is outstanding on the date of the Indenture or is thereafter created or incurred); (c) any obligation of the Company to any person in respect of surety or similar bonds issued by such person in connection with entering into, renewing or extending any cable television franchise granted by a governmental authority or any construction in respect of any cable television system by the Company or any other person in which the Company has an equity interest or has the right to purchase an equity interest; and (d) all renewals, extensions or refundings of any such obligations, indebtedness and guarantees; provided, however, that Senior Indebtedness shall not include (i) indebtedness with which the Subordinated Debentures will rank pari passu (as described below); or (ii) any obligation, indebtedness or guarantee which is created or evidenced by an instrument the terms of which expressly provide that such obligation, indebtedness or guarantee is subordinate to all other indebtedness of the Company or is not superior in right of payment or performance to the Subordinated Debentures, or that such obligation, indebtedness or guarantee is subordinate to senior indebtedness and senior indebtedness is defined in such instrument in substantially the same manner as senior indebtedness is defined in the indentures for the 7% Convertible Subordinated Debentures Due 2014 and the Zero Coupon Convertible Subordinated Notes Due 1995, unless the definition of senior indebtedness expressly provides that such obligation, indebtedness or guarantee is not subordinate to the Subordinated Debentures or is superior in right of payment or performance to the Subordinated Debentures. (Section 1.1 of the Subordinated Indenture). As of September 30, 1993, there were no 7% Convertible Subordinated Debentures Due 2014 outstanding.

     The Senior Subordinated Debentures will be subordinated and subject, to the extent and in the manner set forth in the Senior Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness as defined in the Senior Subordinated Indenture. (Section 3.1 of the Senior Subordinated Indenture). Senior Indebtedness is defined in the Senior Subordinated Indenture in the same manner as Senior Indebtedness is defined in the Subordinated Indenture except that Senior Indebtedness as defined in the Senior Subordinated Indenture does not include: (i) indebtedness with which the Senior Subordinated Debentures will rank pari passu (as described below); or
(ii) any obligation, indebtedness or guarantee which is created or evidenced by an instrument the terms of which expressly provide that such obligation, indebtedness or guarantee is subordinate to all other indebtedness of the Company or is not superior in right of payment or performance to the Senior Subordinated Debentures or that such obligation, indebtedness or guarantee is subordinate to senior indebtedness and senior indebtedness is defined in such instrument in substantially the same manner as senior indebtedness is defined in the indentures for the 11 7/8% Senior Subordinated Debentures Due 2004, the
11 3/4% Senior Subordinated Debentures Due 2006, the 7% Convertible Subordinated Debentures Due 2014, the 2 3/4% Convertible Subordinated Debentures due 2003 and the Zero Coupon Convertible Subordinated Notes Due 1995, unless the definition of senior indebtedness expressly provides that such obligation, indebtedness or guarantee is not subordinate to the Senior Subordinated Debentures or is superior in right of payment or performance to the Senior Subordinated Debentures. (Section 1.1 of the Senior Subordinated Indenture). As of September 30, 1993, there were no 11 3/4% Senior Subordinated Debentures Due 2006, 7% Convertible Subordinated Debentures Due 2014 or 2 3/4% Convertible Subordinated Debentures Due 2003 outstanding.

     The Senior Subordinated Debentures shall rank pari passu with the 11 7/8% Senior Subordinated Debentures Due 2004, the 10 1/4% Senior Subordinated Debentures Due 2001, the 10 5/8% Senior Subordinated Debentures Due 2012 and the 9 1/2% Senior Subordinated Debentures Due 2008. The Subordinated Debentures shall rank pari passu with the 7% Convertible Subordinated Debentures Due 2001, the Zero Coupon Convertible Subordinated Notes Due 1995, the 3 3/8%/5 1/2% Step-up Convertible Subordinated Debentures Due 2005 and the 1 1/8% Discount Convertible Subordinated Debentures Due 2007.

     At September 30, 1993, and as adjusted to account for the subsequent issuance of the 1 1/8% Discount Convertible Subordinated Debentures Due 2007, the Company had approximately $4.8 billion of Senior Indebtedness and other indebtedness to which the Subordinated Debentures may be effectively subordinated and approximately $4.0 billion of Senior Indebtedness and other indebtedness to which the Senior Subordinated Debentures may be effectively subordinated. There is no limitation in the Indentures on the incurrence of additional Senior Indebtedness.

     No payment on account of the principal of, premium, if any, or interest on the Senior Subordinated Debentures or Subordinated Debentures may be made, if, at the time of such payment or immediately after giving effect thereto, there exists a default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness (as defined in the Senior Subordinated Indenture or Subordinated Indenture, as applicable), whether at expressed maturity, acceleration thereof or otherwise, except as otherwise provided in the applicable Indenture. (Section 3.2 of the Senior Subordinated and Subordinated Indentures). Upon any payment or distribution of assets of the Company of any kind or character, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency or receivership, or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, all principal of, premium, if any, and interest due on all Senior Indebtedness (including any outstanding Senior Debentures and, in the case of the Subordinated Debentures, any outstanding Senior Subordinated Indebtedness) must be paid or provided for in full before the holders of the Senior Subordinated or Subordinated Debentures are entitled to receive or retain any payment (Section 3.2 of the Senior Subordinated and Subordinated Indentures). Subject to the payment in full of all Senior Indebtedness (as defined in the Senior Subordinated Indenture or the Subordinated Indenture, as the case may be), the holders of the Senior Subordinated Debentures or Subordinated Debentures, as applicable, will be subrogated to the rights of the holders of Senior

Indebtedness (as respectively defined) to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Senior Subordinated or Subordinated Debentures are paid in full. (Section 3.2 of the Senior Subordinated and Subordinated Indentures). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than the holders of the Senior Subordinated or Subordinated Debentures.

CONVERTIBLE DEBENTURES

     The terms, if any, on which Offered Debentures may be (mandatorily or otherwise) exchanged for or converted into other Debentures or shares of Preferred Stock, Class A Common Stock or Class A Special Common Stock or other securities or rights of the Company (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or any combination of the foregoing will be set forth in the Prospectus Supplement for such Offered Debentures.

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to Offered Debentures that may be exchanged for or converted into stock of any class of the Company ("Capital Stock"):

     The holder of any Debentures convertible into capital stock will have the right exercisable at any time during the time period specified in the Prospectus Supplement, unless previously redeemed by the Company, to convert such Debentures into shares of capital stock (which may include Preferred Stock, Class A Common Stock or Class A Special Common Stock) as specified in the Prospectus Supplement, at the conversion rate for each $1,000 principal amount of Debentures set forth in the Prospectus Supplement, subject to adjustment of $1,000. (Section 13.2 of the Indentures). In the case of Debentures called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption as may be specified in the Prospectus Supplement, except that in the case of redemption at the option of the Debentureholder, if applicable, such right will terminate upon receipt of written notice of the exercise of such option. (Section 13.2 of the Indentures).

     In certain events, the conversion rate will be subject to adjustment as set forth in the Indentures. Such events include the issuance of shares of any class of Capital Stock of the Company as a dividend on the class of Capital Stock into which the Debentures of such series are convertible; subdivisions, combinations and reclassifications of the class of Capital Stock into which Debentures of such series are convertible; the issuance to all holders of the class of Capital Stock into which Debentures of such series are convertible of rights or warrants entitling the Debentureholders (for a period not exceeding 45 days) to subscribe for or purchase shares of such class of Capital Stock at a price per share less than the current market price per share of such class of Capital Stock (as defined in the Indentures); and the distribution to all holders of the class of Capital Stock into which Debentures of such series are convertible of evidences of indebtedness of the Company or of assets (excluding cash dividends paid from retained earnings and dividends payable in Capital Stock for which adjustment is made as referred to above) or subscription rights or warrants (other than those referred to above). No adjustment of the conversion rate will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such rate. (Section 13.5 of the Indentures). Fractional shares of Capital Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment. Convertible Debentures surrendered for conversion between the record date for an interest payment, if any, and the interest payment date (except convertible Debentures called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive. (Article 13 of the Indentures).

MODIFICATION OF THE INDENTURES

     Modifications of any Indenture with respect to the Debentures of any series may be made by the Company and the applicable Trustee with the consent of the holders of not less than 66 2/3% in aggregate principal amount of outstanding Debentures of such series; provided that no such modification may, without the consent of the holder of each Debenture of such series affected thereby, (1) extend the time or times of payment of the principal of, premium, if any, or interest on, any

Debentures; (2) reduce the principal amount of, premium, if any, or the rate of interest on any Debentures (and/or such other amount or amounts as any Debentures or supplemental indentures with respect thereto may provide to be due and payable upon declaration of acceleration of the maturity thereof); (3) change the currency of payment of principal of, premium, if any, or the interest on any Debenture; (4) reduce any amount payable on redemption thereof, (5) alter or impair the right to convert or exchange the Debentures at the rate and upon the terms provided in the Indenture; (6) alter or impair the right to require redemption at the option of the holder; or (7) reduce the percentage of Debentures of any series, the vote of the holders of which is necessary to modify the Indenture. (Section 12.2 of the Indentures).

     Modifications of any Indenture with respect to the Debentures of any series may be made by the Company and the Trustee without the consent of the Debentureholders: (a) to add to the covenants and agreements of the Company or to surrender any right or power reserved to or conferred upon the Company in the Indenture; (b) to cure any ambiguity or to cure, correct or supplement any defect or inconsistent provision contained in the Indenture; (c) to make such provisions in regard to matters arising under the Indenture which may be necessary or desirable, or otherwise change the Indenture in any manner, which shall not adversely affect the interests of the Debentureholders of any series;
(d) to evidence the succession of another corporation to the Company and the assumption by the successor corporation of the covenants, agreements and obligations of the Company pursuant to the Indenture and to provide for the adjustment of conversion rights pursuant to Section 13.7 upon consolidation, merger, sale or conveyance of the Company; (e) to establish the form or terms of the Debentures of any series as permitted by the Indenture; (f) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination shall become effective only when there is no Debenture outstanding of any series created prior thereto which is entitled to the benefit of such provision; (g) to add or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debentures in bearer form or to provide for uncertificated Debentures (so long as any "registration-required obligation" within the meaning of Section 163(f)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), is in registered form for purposes of the Code); (h) to amend or supplement any provision contained in the Indenture, which was required to be contained in the Indenture in order for the Indenture to be qualified under the Trust Indenture Act of 1939, if the Trust Indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification; (i) to add any additional events of default; (j) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Debentures of one or more series any property or assets; or (k) to add to or change any of the provisions of the Indenture as contemplated in Section 11.7(b) relating to successor trustees. (Section 12.1 of the Indentures).

DEFAULTS AND NOTICE

     The following are to be Events of Default with respect to Debentures of any series, unless it is either inapplicable to a particular series or is specifically deleted or modified for Debentures of a particular series, as described in the Prospectus Supplement: (1) failure to pay the principal of, or premium, if any, on any Debenture of such series when due and payable (whether at maturity, by call for redemption, through any mandatory sinking fund, by redemption at the option of the holder, by declaration of acceleration or otherwise, and, with respect to Debentures issued pursuant to the Senior Subordinated Indenture and the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions of such Indentures); (2) failure to make a payment of any interest on any Debenture of such series when due, continued for 30 days (with respect to Debentures issued pursuant to the Senior Subordinated Indenture and the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions of such Indentures); (3) failure of the Company to perform or observe any other covenants or agreements of the Company in the Indenture or in the Debentures of such series (other than agreements or covenants included in the Indentures solely for the benefit of a series of Debentures other than that series), continued for 90 days after written notice; (4) certain events of bankruptcy, insolvency or reorganization of the Company; and (5) as to Senior Subordinated and Subordinated Debentures, an event of default under any Senior Indebtedness (as respectively defined) that has resulted in the acceleration of such indebtedness prior to the expressed maturity thereof, which acceleration has not been rescinded or annulled within 30 business days after written notice and which acceleration is not contested by the Company in good faith. If an Event of Default with respect to Debentures of any series shall happen and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding Debentures of such series may declare the principal amount (or, if the Debentures of such series are issued at an original issue discount, such portion of the principal amount as may be specified in the terms of the Debentures of such series) of all Debentures of such series and/or such other amount or amounts as the Debentures or supplemental indenture with respect to such series may provide, to be due and payable immediately. (Section 7.1 of the Indentures).

     The Indentures provide that the Trustee will, within 90 days after the occurrence of a default, give to holders of Debentures of any series notice of all uncured defaults with respect to such series known to it; provided, however, that, except in the case of a default that results from the failure to make any payment of the principal of, premium, if any, or interest on the Debentures of any series, or in the payment of any mandatory sinking fund installment with respect to Debentures of such series, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of Debentures of such series. (Section 11.3 of the Indentures).

     The Indentures contain a provision entitling the Trustee to be indemnified by holders of Debentures before proceeding to exercise any trust or power under the Indentures at the request of such holders. (Section 11.1 of the Indentures). The Indentures provide that the holders of a majority in aggregate principal amount of the then outstanding Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or of exercising any trust or power conferred upon the Trustee with respect to the Debentures of such series, provided, however, that the Trustee may decline to follow any such direction if, among other reasons, the Trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the Trustee in personal liability or would be unduly prejudicial to the holders of the Debentures of such series not joining in such direction. (Section 7.6 of the Indentures). The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including, without limitation, that the holders of a majority in aggregate principal amount of the Debentures of such series then outstanding make a written request upon the Trustee to exercise its powers under the Indenture, indemnify the Trustee and afford the Trustee reasonable opportunity to act but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due, to require conversion or exchange of Debentures if the Indentures provide for convertibility or exchangeability, at the option of the holder and to institute suit for the enforcement thereof. (Section 7.7 of the Indentures).

CONCERNING THE TRUSTEES

     Bankers Trust Company is the trustee under the Subordinated Indenture pursuant to which the Company's 7% Convertible Subordinated Debentures Due 2001, the Company's 3 3/8%/5 1/2% Step-up Convertible Subordinated Debentures Due 2005 and the Company's 1 1/8% Discount Convertible Subordinated Debentures Due 2007 have been issued. Bankers Trust Company is also the trustee under indentures with respect to the Company's 10% Subordinated Debentures Due 2003 and the Company's Zero Coupon Convertible Subordinated Notes Due 1995. Morgan Guaranty Trust Company of New York is the trustee under the indenture with respect to the Company's 11 7/8% Senior Subordinated Debentures Due 2004 and under the Senior Subordinated Indenture pursuant to which the Company's 10 1/4% Senior Subordinated Debentures Due 2001, the Company's 10 5/8% Senior Subordinated Debentures Due 2012 and the Company's 9 1/2% Senior Subordinated Debentures Due 2008 have been issued.

REPORTS TO HOLDERS OF DEBENTURES

     The Company intends to furnish to holders of Debentures all quarterly and annual reports which it furnishes to holders of the Company's Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue in one or more series up to a maximum of 20,000,000 shares of preferred stock, without par value. The shares can be issued with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion or exchange rights and other special or relative rights as the Board of Directors shall from time to time fix by resolution. The dividend, voting, conversion, exchange, repurchase and redemption rights, if applicable, the liquidation preference, and other specific terms of each series of the Preferred Stock will be set forth in the Prospectus Supplement. The Company currently has no shares of preferred stock outstanding.

     The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Stock): (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share; (3) any date of maturity; (4) any redemption, repayment or sinking fund provisions; (5) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) if other than the currency of the United States of America, the currency or currencies including composite currencies in which such Preferred Stock is denominated and/or in which payments will or may be payable; (8) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (9) whether the Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable (which may include other Preferred Stock, Debentures, Class A Common Stock, Class A Special Common Stock or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which such conversions or exchanges will be effected including the initial conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (10) the place or places where dividends and other payments on the Preferred Stock will be payable; and (11) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer depositary shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).

     All shares of Preferred Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable. The Company has been advised that the Preferred Stock will be exempt from existing Pennsylvania personal property tax.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock.

GENERAL

     The Company may, at its option, elect to have shares of Preferred Stock be represented by Depositary Shares. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable interest in the number of shares of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement.

     Unless otherwise specified in the Prospectus Supplement, a holder of Depositary Shares is not entitled to receive the shares of Preferred Stock underlying the Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares representing such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto or the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of Preferred Stock shall be made available to holders of Depositary Shares.

CONVERSION AND EXCHANGE

     If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in the Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares pursuant to the terms thereof.

REDEMPTION OF DEPOSITARY SHARES

     If Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the aggregate redemption price payable with respect to the number of shares of Preferred Stock underlying the Depositary Shares. Whenever the Company redeems Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date a proportionate number of Depositary Shares representing the shares of Preferred Stock that were redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Company.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price payable upon such redemption. Any funds deposited by the Company with the Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

VOTING

     Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of Preferred Stock underlying the Depositary Shares are entitled to vote, the Depositary will mail the information contained in such notice to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so.

AMENDMENT OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary, provided, however, that any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by at least a majority of the Depositary Shares then outstanding.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any exchange or redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The Company, or at the option of the Company, the Depositary, will forward to the holders of Depositary Shares all reports and communications from the Company which the Company is required to furnish to the holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Share or Preferred Stock unless satisfactory indemnity has been furnished. The Company and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE
DEPOSIT AGREEMENT

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary will be appointed by the Company within 60 days after delivery of the notice of resignation or removal. The Deposit Agreement may be terminated at the direction of the Company or by the Depositary if a period of 90 days shall have expired after the Depositary has delivered to the Company written notice of its election to resign and a successor depositary shall not have been appointed. Upon termination of the Deposit Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to deliver Preferred Stock certificates, together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for Depositary Receipts surrendered. Upon request of the Company, the Depositary shall deliver all books, records, certificates evidencing Preferred Stock, Depositary Receipts and other documents relating to the subject matter of the Depositary Agreement to the Company.

                          DESCRIPTION OF COMMON STOCK

     The statements made under this caption include summaries of certain provisions contained in the Company's Articles of Incorporation and By-Laws. These statements do not purport to be complete and are qualified in their entirety by reference to such Articles of Incorporation and By-Laws.

     The Company has three classes of Common Stock outstanding: Class A Special Common Stock, $1.00 par value per share; Class A Common Stock, $1.00 par value per share; and Class B Common Stock, $1.00 par value per share. There are currently 350,000,000 shares of Class A Special Common Stock, 200,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock authorized. At September 30, 1993, there were 98,416,602 shares of Class A Special Common Stock, 38,903,012 shares of Class A Common Stock and 8,786,250 shares of Class B Common Stock outstanding.

DIVIDENDS

     Subject to the preferential rights of any preferred stock then outstanding, the holders of Class A Special Common Stock, Class A Common Stock and Class B Common Stock are entitled to receive pro rata per share such cash dividends as from time to time may be declared by the Company's Board of Directors out of funds legally available therefor. Each class of the Company's Common Stock is to receive dividends, as declared, on an equal basis per share.

     Stock dividends on, and stock splits of, any class of Common Stock shall not be paid or issued unless paid or issued on all classes of Common Stock, in which case they are to be paid or issued only in shares of that class or in shares of either Class A Common Stock or Class A Special Common Stock.

VOTING RIGHTS

     The holders of the Class A Special Common Stock are not entitled to vote in the election of directors or otherwise, except where class voting is required by applicable law or the Company's Articles of Incorporation, in which case, each holder of Class A Special Common Stock shall be entitled to one vote per share. Each holder of Class A Common Stock has one vote per share and each holder of Class B Common Stock has 15 votes per share. The Articles of Incorporation provide that the Class A Special Common Stock, the Class A Common Stock and the Class B Common Stock vote as separate classes on certain amendments to the Articles of Incorporation regarding conversion rights of the Class B Common Stock and as required by applicable law. Under applicable law, holders of Class A

Special Common Stock have voting rights in the event of certain amendments to the Articles of Incorporation and certain mergers and other fundamental corporate changes. In all other instances, including the election of directors, the Class A Common Stock and the Class B Common Stock vote as one class. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights.

PRINCIPAL SHAREHOLDER

     Sural Corporation ("Sural") is the sole owner of all of the outstanding shares of the Company's Class B Common Stock (8,786,250 shares outstanding at September 30, 1993). As of such date, Sural also owns 1,845,037 shares of the Class A Common Stock and 86 shares of the Class A Special Common Stock. Based upon the number of shares of both classes of voting Common Stock outstanding at September 30, 1993, Sural is entitled to cast approximately 78% of the votes which all shareholders are entitled to cast. Ralph J. Roberts, the Chairman of the Board of Directors of the Company, controls Sural and, in addition, at September 30, 1993, was the beneficial owner of 769,729 shares of the Class A Special Common Stock and 363,282 shares of the Class A Common Stock, excluding shares issuable upon the exercise of options. In addition, as of such date, Mr. Roberts also held options to purchase 438,750 shares of Class B Common Stock and 2,230,519 shares of Class A Special Common Stock.

CONVERSION OF CLASS B COMMON STOCK

     The Class B Common Stock is convertible share for share into either the Class A Common Stock or the Class A Special Common Stock.

PREFERENCE ON LIQUIDATION

     In the event of the liquidation, dissolution or winding up, either voluntary or involuntary, of the Company, the holders of Class A Special Common Stock, Class A Common Stock and Class B Common Stock are entitled to receive, subject to any liquidation preference of any preferred stock then outstanding, the remaining assets, if any, of the Company in proportion to the number of shares held by them without regard to class.

MISCELLANEOUS

     The holders of Class A Special Common Stock, Class A Common Stock and Class B Common Stock do not have any preemptive rights, except that if the right to subscribe to stock, options or warrants to purchase stock is offered or granted to all holders of Class A Special Common Stock or Class A Common Stock, parallel rights must be given to all holders of Class B Common Stock. All shares of Class A Special Common Stock, Class A Common Stock and Class B Common Stock presently outstanding are, and all shares of the Class A Special Common Stock and Class A Common Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be, fully paid and non-assessable. The Company has been advised that the Class A Special Common Stock and Class A Common Stock are exempt from existing Pennsylvania personal property tax.

     The transfer agent and registrar for the Company's Class A Special Common Stock and Class A Common Stock is The Bank of New York, One Wall Street, New York, New York 10286.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Company may issue Warrants to purchase Securities or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or any combination of the foregoing. Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement are set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms of any Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Warrants may be payable; (5) the Securities or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or any combination of the foregoing purchasable upon exercise of such Warrants; (6) the price at which and the currency or currencies, including composite currencies, in which the Securities purchasable upon exercise of such Warrants may be purchased; (7) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (8) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (9) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (10) if applicable, the date on and after which such Warrants and the related Securities will be separately transferable; (11) information with respect to book-entry procedures, if any;
(12) if applicable, a discussion of certain United States Federal income tax considerations; and (13) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                             UNITED STATES TAXATION

     The following summary describes certain United States federal income tax consequences to initial holders of ownership and disposition of the Securities held as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, including proposed regulations concerning the treatment of debt instruments issued with original issue discount (the "Proposed Regulations") changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Although the Proposed Regulations, by their terms, do not apply to debt instruments issued prior to or within 60 days after they are published in final form, they represent the only current administrative guidance on certain issues affecting the appropriate tax treatment of the Debentures. It is possible that different rules will be contained in subsequent proposed, temporary or final regulations. This summary does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, persons holding any such securities as a hedge against, or which are hedged against, currency risks, or United States Holders whose functional currency (as defined in Code Section 985) is not the U.S. dollar. Persons considering the purchase of Securities should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "United States Holder" means an owner of Securities that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     As used herein, the term "United States Alien Holder" means a holder of Securities that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

     PAYMENTS OF INTEREST

     Interest payments under the Debentures (including payments received on the sale, exchange or retirement of Debentures attributable to accrued but unpaid interest) will generally be taxable to a United States Holder as ordinary interest income at the time it accrues or is received (or is made available for payment, if earlier) in accordance with the United States Holder's method of accounting for federal income tax purposes. Special rules governing the treatment of interest paid with respect to Original Issue Discount Debentures (as defined below), including certain Contingent Payment Debentures (as defined below), Debentures having a maximum or minimum interest rate limitation, Debentures that are denominated, or provide for payments in or indexed to a foreign currency ("Foreign Currency Debentures") and Debentures providing for payments of principal or interest linked to commodity prices, equity indices or other factors are described under "Original Issue Discount Debentures" and "Foreign Currency Debentures, Indexed Debentures and Debentures Linked to Commodity Prices, Equity Indices or Other Factors," below. Holders intending to purchase such Debentures should refer to the discussion relating to taxation in the applicable Prospectus Supplement.

     SALE, EXCHANGE OR RETIREMENT OF DEBENTURES

     Upon the sale, exchange or retirement of a Debenture, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amount attributable to accrued but unpaid interest) and such Holder's adjusted tax basis in the Debenture. A United States Holder's adjusted tax basis in a Debenture will equal the cost of the Debenture to such Holder, increased by the amounts of any original issue discount previously included in income by the Holder with respect to such Debenture and reduced by any amortized premium and any principal payments received by the Holder and, in the case of an Original Issue Discount Debenture, by the amounts of any other payments that do not constitute "qualified stated interest" (as defined below).

     Gain or loss realized on the sale, exchange or retirement of a Debenture generally will be capital gain or loss (except in the case of a short-term Original Issue Discount Debenture (as defined below), to the extent of any original issue discount not previously included in the Holder's taxable income), and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Debenture has been held for more than one year. See "Original Issue Discount Debentures" below. Under current law, the excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain noncorporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses. Notwithstanding the foregoing, gain or loss realized upon the sale, exchange or retirement of a Foreign Currency Debenture that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. In addition, under Code Sections 165(j) and 1287(a), a United States Holder of a Bearer Debenture or coupon generally will not be entitled to deduct any loss on such Bearer Debenture or coupon and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of such Bearer Debenture or coupon.

     CONVERSION OF DEBENTURES

     The Holder of a Debenture convertible into shares of Preferred Stock, Class A Common Stock or Class A Special Common Stock or a combination of these will recognize no gain or loss on the conversion of the Debentures into such stock (except possibly to the extent such stock discharges accrued, but unpaid, interest) and will have an adjusted tax basis in such stock equal to the Holder's adjusted tax basis in the Debenture at the time of the conversion. If the Debentures are convertible into a combination of Preferred Stock, Class A Common Stock and Class A Special Common Stock, the Holder's adjusted tax basis in the Debenture at the time of conversion will be allocated to the Preferred Stock, Class A Common Stock and Class A Special Common Stock in proportion to their respective fair market values on the date of conversion. The holding period for such stock will include the holding period for the converted Debenture, except that the holding period of such stock allocable to accrued original issue discount (or possibly in the case of stock allocable to accrued, but unpaid, interest), if any, may commence on the day following the date of conversion.

     Gain or loss will be recognized upon the receipt of cash paid in lieu of fractional shares of such stock to the extent of the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares redeemed. The gain or loss generally will be treated as capital in nature provided the Debenture is held as a capital asset on the date of conversion.

     If at any time there is a change in the conversion rate or the securities issuable upon conversion under the anti-dilution provisions of the Indenture (other than to take account of a stock dividend or stock split), such change may be treated pursuant to Section 305 of the Code as a constructive distribution of stock to Holders of the Debentures at the time and if so the value of such change would be taxable as a dividend to the extent of the current and accumulated earnings and profits of the Company.

     ORIGINAL ISSUE DISCOUNT DEBENTURES

     Under the Code, a Debenture which is issued for an amount less than its stated redemption price at maturity will generally be considered to have been issued at an original issue discount for federal income tax purposes (an "Original Issue Discount Debenture"). The stated redemption price at maturity of a Debenture will equal the sum of all payments required under the Debenture other than certain contingent payments and payments of "qualified stated interest" (defined as a series of payments in cash or property (other than debt instruments of the issuer) unconditionally payable at least annually during the entire term of the Debenture and equal to the outstanding principal balance of the Debenture multiplied by a single fixed rate of interest, or a single qualified floating rate of interest, a single fixed rate followed by a single qualified floating rate, a single qualified floating rate followed by a second qualified floating rate, a single rate based on one or more qualified floating rates or a single rate based on the price of actively traded property or an index of the prices of such property, other than foreign currency). Special rules may apply if a floating rate Debenture is subject to a cap (or a floor) that is very likely to cause the interest rate in one or more accrual periods, known as of the issue date, to be significantly less (or more) than the overall expected return on such floating rate Debenture.

     If the difference between a Debenture's stated redemption price at maturity and its issue price is less than a de minimis amount, i.e., 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, then the Debenture will not be considered to have original issue discount.

     United States Holders of Original Issue Discount Debentures will be required to include any payments of qualified stated interest in income at the time they are accrued or received (or made available for payment, if earlier), in accordance with the Holder's method of accounting for federal income tax purposes. United States Holders of Original Issue Discount Debentures that mature more than one year from their date of issuance will be required to include original issue discount in income for federal income tax purposes as it accrues (regardless of their general accounting methods), in accordance with a constant yield method based on a compounding of interest at the end of each accrual period. Under this method, United States Holders of Original Issue Discount Debentures generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     In the case of certain Debentures providing for variable or contingent interest that is not qualified stated interest, the Proposed Regulations provide that such Debentures ("Contingent Payment Debentures") will be treated as Original Issue Discount Debentures. Variable or contingent interest payments on Contingent Payment Debentures (other than payments of qualified stated interest) will generally be treated as contingent interest payments includible in income as the amount of such payments becomes fixed. If such payments are not due within six months of the date their amount becomes fixed, the right to receive such payments will be includible in income when their amount becomes fixed at a discounted values determined under Code Section 1274, and the remaining portion of such payments will be includible in income as original issue discount over the period between the date on which the payments are fixed and the date on which payment is due. If a Contingent Payment Debenture does not provide for fixed and unconditional payments at least equal to the issue price of the Debenture, a portion of any variable or contingent payments due prior to maturity may be treated as a payment of principal.

     Holders purchasing Contingent Payment Debentures should carefully examine the applicable Prospectus Supplement as it relates to the particular terms of the Debentures being offered, and they should consult their tax advisors as to the federal income tax consequences of purchasing, holding and disposing of Contingent Payment Debentures with such terms, as the tax consequences will depend, in part, on the particular terms of the purchased Debentures.

     In general, a cash method United States Holder of an Original Issue Discount Debenture that matures one year or less from its date of issuance (a "short-term Original Issue Discount Debenture") is not required to accrue original issue discount for United States Federal income tax purposes unless it elects to do so. Holders who make such an election, Holders who report income for federal income tax purposes on the accrual method and certain other Holders, including banks and dealers in securities, are required to include original issue discount in income on such short-term Original Issue Discount Debentures as it accrues on a straight-line basis, unless an election is made to accrue the original issue discount according to a constant yield method based on daily compounding. In the case of Holders who are not required or who do not elect to include original issue discount in income currently, any gain realized on the sale, exchange or retirement of the short-term Original Issue Discount Debenture will be ordinary income to the extent of the original issue discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or retirement. In addition, such Holders will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry short-term Original Issue Discount Debentures in an amount not exceeding the deferred interest income, until such deferred interest income is recognized.

     Certain of the Original Issue Discount Debentures may be redeemed prior to maturity. Original Issue Discount Debentures containing such a feature may be subject to rules that differ from the general rules discussed above. Purchasers of Original Issue Discount Debentures with such a feature should carefully examine the applicable Prospectus Supplement and should consult their tax advisors with respect to such a feature since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and the particular features of the purchased Debenture.

     If a United States Holder purchases a Debenture for an amount that is greater than the amount payable at maturity, such Holder will be considered to have purchased such Debenture with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method based on a compounding of interest at the end of each accrual period, over the remaining term of the Debenture (where such Debenture is not optionally redeemable prior to its maturity date). If such Debenture may be optionally redeemed prior to maturity, the amount of amortizable bond premium is determined with reference to either the amount payable on maturity or, if it results in a smaller premium attributable to the period to the earlier redemption date, with reference to the amount payable on the earlier redemption date. A Holder who elects to amortize bond premium must reduce his tax basis in the Debenture by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the taxpayer and may be revoked only with the consent of the Internal Revenue Service.

     Under the Proposed Regulations, which are not yet effective, a Holder that uses an accrual method of accounting may elect to include in gross income its entire return on a Debenture (i.e., the excess of all payments to be received on the Debenture over the amount paid for the Debenture by such Holder) in accordance with a constant yield method based on the compounding of interest at the end of each accrual period. Such an election for a Debenture with amortizable bond premium will result in a deemed election to amortize bond premium for all of the Holder's debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

     Finally, this discussion does not apply in the case of any Original Issue Discount Debentures which qualify as "applicable high-yield discount obligations" under Section 163(i) of the Code. United States Holders of Original Issue Discount Debentures which are "applicable high-yield discount obligations" may be subject to special rules which will be set forth in an applicable Prospectus Supplement. United States Holders should consult their own tax advisors as to the federal income tax consequences of holding such obligations.

     The Company will file with the Internal Revenue Service such information regarding the original issue discount that applicable Treasury regulations require.

     FOREIGN CURRENCY DEBENTURES, INDEXED DEBENTURES AND DEBENTURES LINKED TO COMMODITY PRICES, EQUITY INDICES OR OTHER FACTORS

     The United States federal income tax consequences to a Holder of the ownership and disposition of Foreign Currency Debentures, indexed Debentures or Debentures linked to commodity prices, equity indices or other factors (including Debentures exchangeable for property other than stock of the Company) may differ materially from those described herein, depending on the exact terms of such Debentures. Holders intending to purchase such Debentures should refer to the discussion relating to taxation in the applicable Prospectus Supplement.

     PAYMENTS OF DIVIDENDS

     Distributions by the Company with respect to shares of the Class A Special Common Stock, Class A Common Stock or Preferred Stock (other than certain pro rata distributions of shares or rights with respect to shares) generally will constitute dividends for U.S. federal income tax purposes to the extent that such distributions are paid out of the Company's current and accumulated earnings and profits, as determined under U.S. federal tax principles, and may be eligible for the 70% dividends received deduction allowed to corporate shareholders.

     Prospective investors should consider the effect of (i) Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder which has incurred indebtedness that is "directly attributable" to an investment in portfolio stock; (ii) Section 246(c) of the Code, which disallows the dividends-received deduction, among other things, in respect of any share of stock that is held for 45 days or less; (iii) Section 1059 of the Code, which, under certain circumstances, reduces the basis of stock for the purposes of calculating gain or loss in a subsequent disposition by the portion of any "extraordinary dividend" that is eligible for the dividends-received deduction; and (iv) the corporate alternative minimum tax, which generally includes the amount of a corporate holder's dividends received deduction in the computation of alternative minimum taxable income. To the extent, if any, that the amount of any distribution by the Company exceeds the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the Holder's tax basis in the shares and thereafter as capital gain.

     GAIN OR LOSS ON DISPOSITION OF EQUITY SECURITIES

     United States Holders generally will recognize capital gain or loss upon the sale, exchange or other disposition of shares of Preferred Stock, Class A Special Common Stock, Class A Common Stock, or Warrants equal to the difference between the amount realized on the sale, exchange or other disposition and such Holder's adjusted tax basis in such securities. In the case of a redemption of stock by the Company, however, gain or loss will be capital only if the redemption falls within one of the categories enumerated in Section 302(b) of the Code.

     WARRANTS

     As a general rule, no gain or loss will be recognized to a United States Holder on the exercise of a Warrant to purchase securities. The tax basis of securities so acquired will be equal to the sum of the Holder's adjusted tax basis in the exercised Warrant and the exercise price, but the holding period of such securities will not include the holding period of the Warrant exercised.

     Under Section 305 of the Code, adjustments to the exercise price of Warrants to purchase equity securities which occur under certain circumstances, or the failure to make such adjustments, may result in a deemed dividend to Holders.

     Upon expiration of a Warrant, a United States Holder will recognize a loss equal to such Holder's tax basis in the Warrant. If the securities issuable upon exercise of the Warrant would have been a capital asset of the Holder if acquired by the Holder, such loss will be a capital loss.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current United States federal income tax law, a 31% backup withholding tax and information reporting requirements apply to certain payments of dividends, principal, premium and interest (including original issue discount) made to, and to the proceeds of sale of securities by, certain noncorporate United States persons.

     In the case of a United States Holder, backup withholding will apply only if the Holder (i) fails to furnish his Taxpayer Identification Number ("TIN"),
(ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that he has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify that he is not subject to backup withholding. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

     The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO UNITED STATES ALIEN HOLDERS

     Under present United States federal income and estate tax law, and subject to the discussions below concerning FIRPTA and backup withholding:

          (a) a United States Alien Holder of Securities will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of Securities (including the receipt of cash in lieu of fractional shares upon conversion of a Security) unless (i) such Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition, and certain other conditions are met, or (ii) the gain is effectively connected with a trade or business of the Holder in the United States or, if a tax treaty applies, is attributable to a United States permanent establishment of the Holder;

          (b) payments of principal, interest (including original issue discount, if any) and premium on the Debentures to any United States Alien Holder will not be subject to United States federal withholding tax provided that, in the case of interest, (i) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and (ii) if the Debenture is a Registered Debenture, the beneficial owner thereof fulfills the statement requirement set forth in Section 871(h) or Section 881(c) of the Code;

          (c) dividends paid on shares of Preferred Stock, Class A Common Stock or Class A Special Common Stock to a United States Alien Holder will be subject to withholding tax at a rate of 30% or such lower rate as may be provided by an applicable tax treaty; and

          (d) no United States Federal income tax will be imposed upon the exercise of a Warrant or the conversion of a Security into shares of Preferred Stock, Class A Common Stock or Class A Special Common Stock, subject, with respect to the receipt of cash in lieu of fractional shares by certain Holders, to the limitation described in clause (a) above;

          (e) a Debenture or coupon held by an individual who at the time of his death is not a citizen or resident of the United States will not be subject to United States Federal estate tax as a result of such individual's death, provided that (i) the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and, (ii) at the time of such individual's death, payments with respect to such Debenture or coupon would not have been effectively connected to the conduct by such individual of a trade or business in the United States;

          (f) shares of Preferred Stock, Class A Special Common Stock, Class A Common Stock, or Warrants held by an individual at the time of his death (or theretofore transferred subject to certain retained rights or powers) may be subject to United States federal estate tax unless otherwise provided by an applicable tax treaty.

     Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from withholding tax described in paragraph (b) above in the case of a Registered Debenture, either the beneficial owner of the Debenture or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Debenture on behalf of such beneficial owner, files a statement with the withholding agent to the effect that the beneficial owner of the Debenture is not a United States Holder. Under temporary United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Debenture certifies on Internal Revenue Service Form W-8, under penalties of perjury, that it is not a United States Holder and provides its name and address, and any Financial Institution holding the Debenture on behalf of the beneficial owner, files a statement with the withholding agent to the effect that it has received such a statement from the Holder (and furnishes the withholding agent with a copy thereof).

     If a United States Alien Holder of Securities is engaged in a trade or business in the United States, and if interest (including original issue discount) or dividends on such Securities is effectively connected with the conduct of such trade or business, the United States Alien Holder, although exempt from the withholding tax discussed in paragraphs (b) and (c) above, will generally be subject to regular United States income tax on interest (including any original issue discount) or dividends on such Securities and on any gain realized on the sale, exchange or other disposition of such Securities in the same manner as if it were a United States Holder. See "Tax Consequences to United States Holders" above. Such a Holder will be required to provide to the Company a properly executed Internal Revenue Service Form 4224 in order to claim an exemption from withholding tax. In addition, if such United States Alien Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including original issue discount) on dividends on and any gain recognized on the sale, exchange or other disposition of a Debenture or shares of Class A Common Stock, Class A Special Common Stock or Preferred Stock or Warrants will be included in the earnings and profits of such United States Alien Holder if such income is effectively connected with the conduct by the United States Alien Holder of a trade or business in the United States.

CERTAIN FIRPTA CONSIDERATIONS

     Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), foreign persons generally are subject to United States federal income tax on capital gain realized on the disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation (a "USRPHC"). For this purpose, a foreign person is defined as any Holder who is a foreign corporation (other than certain foreign corporations that elect to be treated as domestic corporations), a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50 percent or more of the aggregate fair market value of the corporation's real property interests and other assets used or held for use in the corporation's trade or business, excluding assets held for future business needs.

     The discussion of the U.S. federal tax consequences to United States Alien Holders set forth above assumes that none of the Securities will be considered interests in a USRPHC. No opinion is expressed as to whether the Company is currently or will become a USRPHC. If the Company were treated as a USRPHC, United States Alien Holders could be subject to United States federal income tax on gain or income, if any, realized on the sale or other disposition of convertible Debentures, Preferred Stock, Class A Common Stock, Class A Special Common Stock, or Warrants. However, gain realized on a disposition of stock in a USRPHC by a Holder that is not deemed to own more than five percent of such stock during the shorter of the five-year period preceding such disposition or such Holder's holding period will not be subject to United States federal income tax provided that such stock is "regularly traded on an established securities market" (within the meaning of section 897(c)(3) of the Code) at the time of disposition.

     The transferee of an interest in a USRPHC is under a duty to withhold (generally at a rate of 10% of the amount realized by the transferor) if the transferor is a foreign person. Accordingly, if the Company were to determine that it may be or may have been a USRPHC, in the case of conversion, redemption or repurchase of any Debenture convertible into stock of the Company, or of Preferred Stock, Class A Special Common Stock, Class A Common Stock, or Warrants to purchase any such Securities, the Company intends to withhold to the extent required in the case of a foreign transferor unless the Holder furnishes to the Company a certification that (i) states that the Holder is not a foreign holder,
(ii) sets forth such person's name, identifying number and home address (in the case of an individual) or office address (in the case of an entity), and (iii) is signed under penalties of perjury. Any amount withheld pursuant to these rules will be creditable against such foreign person's United States federal income tax liability and may entitle such person to a refund, provided that the required information is furnished to the IRS.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     United States Alien Holders of Securities should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Holder under the backup withholding rules will be allowed as a credit against such Holder's United States Federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF SECURITIES SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUCH SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF

STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS. PROSPECTIVE PURCHASERS SHOULD ALSO CAREFULLY REVIEW EACH PROSPECTUS SUPPLEMENT FOR ADDITIONAL AND/OR UPDATED INFORMATION REGARDING THE TAX CONSEQUENCES OF THE SECURITIES DESCRIBED THEREIN.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. Any such underwriter, dealer or agent involved in the offer and sale of Securities, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealer or agent, will be set forth in the Prospectus Supplement.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Unless otherwise indicated in a Prospectus Supplement, the obligations of any underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the applicable Securities if any are purchased. If a dealer is utilized in the sale, the Company will sell the Securities to the dealer as principal. The dealer may then resell the Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Offers to purchase Securities may be solicited by the Company or agents designated by the Company from time to time. Unless otherwise indicated in a Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters as that term is defined in the Securities Act of 1933 (the "Securities Act"), and any discounts or commissions received by them from the Company and any profits on the resale of the Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to the approval of the Company. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

                                 LEGAL OPINIONS

     The legality of the securities offered hereby will be passed upon for the Company by Arthur R. Block, Esquire, Deputy General Counsel of the Company, and for any underwriters or agents by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Comcast Corporation and subsidiaries incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1992 have been audited by Deloitte & Touche, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of Storer Communications, Inc. and subsidiaries as of December 31, 1992 and 1991 and for each of the years in the three year period ended December 31, 1992, included as an exhibit to the Annual Report on Form 10-K of Comcast Corporation for the fiscal year ended December 31, 1992 and incorporated by reference in this Prospectus have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

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                              8,700,000 PHONES(SM)

                                 [COMCAST LOGO]

            EXCHANGEABLE EXTENDABLE SUBORDINATED DEBENTURES DUE 2029 (EXCHANGEABLE FOR CASH BASED ON VALUE OF AT&T CORP. COMMON STOCK, MATURITY
                         SUBJECT TO EXTENSION TO 2059)

                  -------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  -------------------------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                            LAZARD FRERES & CO. LLC

                                 MARCH 11, 1999

(SM) Service Mark of Merrill Lynch & Co., Inc.
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